P.E. 2/11/02

001

02014492

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2002

M-SYSTEMS FLASH DISK PIONEERS LTD.
(Translation of registrant's name in English)

7 Atir Yeda St.
Kfar Saba 44425, Israel
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F _______

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-_______.

Attached and incorporated by reference herein are copies of the Registrant's press releases dated September 5, 2001, September 5, 2001, September 11, 2001, September 25, 2001, September 26, 2001, October 11, 2001, October 16, 2001, October 24, 2001, October 29, 2001, October 31, 2001, November 1, 2001, November 8, 2001, November 12, 2001, November 13, 2001, November 20, 2001, November 21, 2001, November 28, 2001, December 5, 2001, December 13, 2001, December 18, 2001, December 19, 2001, January 7, 2002, January 8, 2002, January 14, 2002, January 16, 2002, January 28, 2002 and January 30, 2002, respectively.

This Report on Form 6-K is itself incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-12470) and into the Prospectus comprising a part of said Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-SYSTEMS FLASH DISK PIONEERS, LTD.
(Registrant)

Date: February 5, 2001

By: ______________________
Tamar Har-Oz, Secretary

M-Systems
Flash Disk Pioneers

NEWS RELEASE

Editorial Contact for M-Systems:
Christine Welch
T&O Public Relations
cwelch@topr.com
Tel: 1-949-224-4022

Investor Contacts for M-Systems:
Joseph A. Mansi / Adam J. Rosen
KCSA
jmansi@kcsa.com / arosen@kcsa.com
Tel: 1-212-896-1205 / 1220

For Immediate Release:

M-Systems' Latest Products To Be Supported by Windows XP Embedded

Developers Can Now Easily Integrate DiskOnChip® and DiskOnKey™ Into All of Their Windows-based Embedded Products

BOSTON, Embedded Systems Conference, Booth 914, Sept. 5, 2001 — M-Systems (Nasdaq: FLSH), a leader in flash disk data storage products, today announced that the Microsoft Windows XP Embedded operating system (OS) will include native support for the DiskOnKey and DiskOnChip product lines, including the recently introduced 32MB DiskOnChip Millennium *Plus* and 16MB DiskOnChip 2000 TSOP.

Windows XP Embedded, which is currently in the second beta of its development cycle, is the componentized version of the Microsoft Windows XP OS designed for x86-based client devices such as advanced set-top boxes, high-end thin clients and kiosks. Componentization, which breaks up the full retail version of the operating system into distinct modules, and enhanced embedded features help embedded system developers to keep their memory footprint small by allowing them to select the minimum set of components required to build an operating system image specially tailored for their product.

A non-volatile alternative to mechanical disk drives, M-Systems' DiskOnChip and DiskOnKey product lines provide Windows XP-based embedded devices with a reliable persistent storage solution in a small form factor without the space constraints, power requirements and data loss issues of hard drives.

Having no moving parts, DiskOnChip offers higher reliability than any hard disk, as well as a lower cost solution for storage needs up to approximately 96 MB or more.

Because the M-Systems' TrueFFS 5.0 driver is included in Windows XP Embedded, OEMs are able to utilize DiskOnChip as a complete persistent storage solution in their design, allowing them to store the operating system image, registry entries, user data, drivers and applications onto the flash disk with 100 percent hard disk emulation.

Furthermore, with the boot capability found in M-Systems' DiskOnChip Millennium flash disk, embedded developers can design their products to boot directly from the flash disk, lowering the cost of each unit and saving board space by avoiding the need to have an additional external BootROM in the system.

Windows XP Embedded will include support for the USB mass storage class driver, which allows Windows XP Embedded-based devices to use DiskOnKey for removable and easily transportable data storage. The DiskOnKey device is smaller than the size of a typical pen and offers an onboard CPU for "plug and play" operation connecting to a computer's universal serial bus (USB) port. DiskOnKey is a compact, self-contained portable solution for reliable and personal read/write data. Ideal as a floppy disk replacement, the DiskOnKey is available in 8, 16 and 32MB capacities and is an ideal solution for compact peripherals using applications for Windows XP.

"Fast, cost-effective and reliable storage options are critical for our customers," said Keith White, senior director of the embedded and appliance platforms group at Microsoft Corp. "By including M-Systems' DiskOnChip and DiskOnKey among the wide array of device drivers supported by Windows XP Embedded, Microsoft is helping our customers save money and get their new devices to market faster than ever."

"Together, Microsoft and M-Systems provide embedded product designers ease of development, a quick time to market and cost savings," said Chuck Schouw, president and CEO of M-Systems Inc. "Now, with support for our products in Windows XP Embedded, regardless of which Microsoft embedded operating system a designer chooses, our flash disks can be used to provide the necessary storage in a whole range of new products."

"M-Systems is a valued partner of National Semiconductor in our Information Appliance (IA) initiative," said Ziv Azmanov, director of the IA marketing for National Semiconductor. "The combination of the M-Systems DiskOnChip and DiskOnKey with National's Geode technology and Windows XP Embedded will make it faster and easier for our customers to develop and manufacture the IAs of the future."

"This is another example of how Microsoft and M-Systems are working together to provide product developers the tools needed to produce cost-efficient products quickly and efficiently," said Yuval Sofer, director, M-Systems technical marketing and resident at the Microsoft Embedded Group.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™, Fast Flash Disk (FFD) and Compact Flash product families. For more information, contact M-Systems at www.m-sys.com.

Note to editors*:* High-resolution photo images of M-Systems' latest flash disk devices, including the newly released DiskOnChip Millennium Plus are available on the Internet at http://www.m-sys.com/content/news/photos.asp.

###

005

M-Systems
Flash Disk Pioneers

NEWS RELEASE

Editorial Contact for M-Systems:
Christine Welch
T&O Public Relations
cwelch@topr.com
Tel: 1-949-224-4022

Investor Contacts for M-Systems:
Joseph A. Mansi / Adam J. Rosen
KCSA
jmansi@kcsa.com / arosen@kcsa.com
Tel: 1-212-896-1205 / 1220

For Immediate Release:

DiskOnChip® Selected for TeleVideo's Latest Windows-Powered Thin Client

Flash Disk Supports Operating System and Networking Needs for Terminal Used Throughout Hospitality, Healthcare and Education Industries

BOSTON, Embedded Systems Conference, Booth 914, Sept. 5, 2001 — M-Systems (Nasdaq: FLSH), a leader in flash disk data storage products, today announced that TeleVideo Inc. (OTC: BB TELV) has integrated DiskOnChip into their second generation LCD Windows-based thin client, the TeleCLIENT™ TC7370.

TeleVideo's TC7370 is a fully-integrated, all-in-one terminal with a built-in high performance 15.1-inch digital LCD display that is powered by Microsoft's latest Windows CE 3.0 embedded operating system. The terminal is used in healthcare, education, hospitality and general office applications that require a space-saving design along with networking capabilities.

DiskOnChip enables TeleVideo to reduce cost and save valuable time to market by providing a reliable, cost-effective and local storage solution with built-in support for Windows CE. By using DiskOnChip, which is instantly recognized and supported as a disk drive, TeleVideo cuts down on its integration costs and accelerates delivery time-to-market. DiskOnChip's small form factor further supports Televideo's small footprint requirements needed for the thin client's versatile product placement, such as wall mounting.

"DiskOnChip local storage solutions give us the added flexibility of easy integration so that we can deliver higher performing and more cost-effective thin clients like our latest TeleCLIENT TC7370 sooner to market," said Dr. K. Philip Hwang, TeleVideo Inc.'s Chairman and CEO.

"I am happy that TeleVideo has chosen to utilize DiskOnChip in its second generation Windows-based thin client product," said Chuck Schouw, president of M-Systems, Inc. "For TeleCLIENT's TC7370 high performance needs, DiskOnChip offers among the highest read and write speeds, ideal for networking applications where data is frequently written and updated."

TeleVideo's TeleCLIENT is currently available on the market.

006

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™, Fast Flash Disk (FFD) and Compact Flash product families. For more information, contact M-Systems at www.m-sys.com.

About TeleVideo

A leader in network computing since 1975, TeleVideo (OTC BB: TELV) is developing and introducing the next generation in Windows-based terminals. TeleVideo's TeleCLIENT family of stand-alone and integrated LCD thin clients and TeleMANAGER Remote Management Software enable IT professionals to reduce costs by remotely delivering and managing business-critical applications to many environments such as hospitality, healthcare, financial, education and point-of-sale. TeleVideo is empowering these environments to put into place thin client solutions to deliver business-critical applications by reducing total cost of ownership and enhancing return on investment through labor- and energy-saving technology. For more information, please call us at 1.408.954.8333, or visit at www.televideo.com.

Note to editors: A high-resolution photo image of TeleVideo's TeleCLIENT™ TC7370 Windows-based thin client with M-Systems' DiskOnChip flash disk is available on the Internet at http://www.m-sys.com/images/prs/Image01w_flowers.jpg.

###

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties that may cause actual results to vary significantly. These risks include market and competitive factors, and other risks described in the Company's registration statement dated March 7, 2000 and other periodic reports filed with the Securities and Exchange Commission. The Company assumes no obligation to update the information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.

M-Systems
Flash Disk Pioneers

NEWS RELEASE

Editorial Contact for M-Systems:
Christine Welch
T&O Public Relations
cwelch@topr.com
Tel: 1-949-224-4022

Investor Contacts for M-Systems:
Joseph A. Mansi / Adam J. Rosen
KCSA
jmansi@kcsa.com / arosen@kcsa.com
Tel: 1-212-896-1205 / 1220

For Immediate Release:

M-Systems' DiskOnChip® Selected as the Local Storage Device for In-Car Infotainment PC Being Developed Jointly by Bcom, ST & Ford Lio Ho

Up to 100K Units Expected be Sold Annually Throughout the World

FREMONT, Calif., September 11, 2001 — M-Systems (Nasdaq: FLSH), a leader in flash disk data storage products, today announced that its DiskOnChip flash disk product has been selected as the local data storage device in a new line of in-car personal computers (PCs) being developed jointly by Bcom Electronics, STMicroelectronics (NYSE: STM) and Ford Lio Ho of Taiwan, a joint venture between Taiwan's Lio Ho Group and US-based Ford Motor Group (NYSE: F).

The companies are working together to create an "all-in-one" head unit known as the Car Infotainment PC for the global automobile market. The Car Infotainment PC will combine multimedia, telecommunications and information systems to provide integrated features that include a digital cellular phone, voice recognition, a digital radio, speech synthesis and CD/DVD player, in addition to advanced navigational capabilities.

M-Systems' 8MB, 16MB and 32MB DiskOnChip flash disk products are embedded in the Car Infotainment PC to store Windows CE 3.0 and the browser. With the native support for DiskOnChip within Microsoft Windows CE, Bcom did not need to expend any additional resources during their integration efforts. Additionally, by storing the operating system and application elements on the DiskOnChip, Car Infotainment PC users will benefit from the ruggedness and proven reliability of M-Systems' flash disk technology.

"Auto manufactures are looking for highly reliable and functionally rich embedded solutions to power their entertainment systems," said Keith White, senior director of marketing, Embedded and Appliance Platforms Group at Microsoft Corp. "By choosing M-Systems' DiskOnChip in combination with Windows CE 3.0, the Lio Ho Group and the Ford Motor Group will be able to quickly and easily offer their customers a broad range of rich and innovative in-car services."

"By storing a browser on M-Systems' flash disk, we are able to make our system much more than something that just connects to the net and provides global positioning," said Dr. Giuseppe Izzo, senior manager, audio and power segment, technical marketing and business development, Asia Pacific, STMicroelectronics. "The navigation system, for example, can work in conjunction with a GSM phone and broadcast traffic information to direct the drivers to their destination, book parking places before arrival and call for immediate help in the case of an accident."

"DiskOnChip is the perfect storage device for applications like our Car Infotainment PC," said Andrew Hou, president of Bcom. "Its small size, ease of integration and dependable operation helped all of us to advance this exciting new technology that will quickly become mainstream in the computer market. The Car Infotainment PC will be available in Taiwan by the end of the year, then in China and then worldwide, where we project 50,000 -100,000 units will be sold in the first year."

"M-Systems is proud to have its DiskOnChip technology associated with Bcom, Ford Lio Ho and ST for this exciting project," said Barry Doong, president of M-Systems Asia. "Since DiskOnChip provides the highest degree of data reliability, even within extreme temperatures, extensive vibrations and other harsh environmental conditions found in cars, we are confident that it is the ideal choice for this advanced application."

About STMicroelectronics

STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, the Bourse de Paris and the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. Further information on ST can be found at www.st.com.

About Bcom Electronics, Inc.

Founded in 1983, Bcom Electronics Inc., a specialized computer system manufacturer, has accumulated tremendous experience in R&D, manufacturing and marketing. Along with the fast development in technology, consumer demand for information and communication products has been increasing. Bcom's products are developed for light, thin, short and small products. Bcom has successfully launched Palm-size PC, Mini-Notebook and Set-top box. Bcom not only was accredited ISO 9001 & QS 9000, its Palm-size PC and Set-top-box won the award of "Symbol of Excellence." The upcoming new products will surely satisfy customers' dreams of being able to access information 'wherever they are.' More information about Bcom can be found on the Internet at www.bcom.com.tw.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™, Fast Flash Disk (FFD) and Compact Flash product families. For more information, contact M-Systems at www.m-sys.com.

Note to Editors: A high-resolution photo image of the In-Car Infotainment PC jointly developed by Bcom, ST and Ford Lio Ho with M-Systems' DiskOnChip can be found on the Internet at http://www.m-sys.com/images/prs/CarInfo.jpg.

###

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties that may cause actual results to vary significantly. These risks include market and competitive factors, and other risks described in the Company's registration statement dated March 7, 2000 and other periodic reports filed with the Securities and Exchange Commission. The Company assumes no obligation to update the information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.

00

M-Systems
Flash Disk Pioneers

NEWS RELEASE

M-Systems Contact:	Investor Relations Contacts:
Ronit Maor	Jeff Corbin / Joseph A. Mansi
CFO	KCSA Public Relations Worldwide
972-9-764-5002	212-682-6300
ronitm@m-sys.com	jcorbin@kcsa.com / jmansi@kcsa.com

M-Systems Expects to Meet Third Quarter 2001 Guidance

KFAR-SABA, Israel, September 21, 2001 - **M-Systems** (NASDAQ: FLSH) today announced that the Company expects to meet revenue and earnings guidance previously given for the third quarter of 2001, hence providing slightly higher revenues and lower operational loss compared to the second quarter of 2001. The improved results are attributed mainly to the increase of sales of the Company's DiskOnKey product line.

About M-Systems

M-Systems Flash Disk Pioneers Ltd. (NASDAQ: FLSH) is a leading developer, manufacturer and marketer of innovative data storage products, known as flash disks. The Company's flash disks provide the functionality of a mechanical hard drive on a solid-state silicon chip. M-Systems was first to bring to market a complete flash disk in a single die, using breakthrough DiskOnChip Millennium technology. The Company's products are based on its patented TrueFFS technology and include the DiskOnChip®, DiskOnKey™, and Fast Flash Disk (FFD) product families. DiskOnChip is targeting the markets of Set-Top Boxes, Thin Clients and Mobile phones, while the FFD product line is targeting the markets of video and audio servers, telecommunications systems and military/rugged applications. The DiskOnKey product family is targeted at the PC and laptop markets. For more information, please contact M-Systems at 8371 Central Avenue, Suite A, Newark, Calif. 94560. Telephone: 1-510-494-2090. E-mail: info@m-sys.com; and, on the Internet, http://www.m-sys.com.

###

NOTE: This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to, risks related to: the effect of global economic conditions in general and conditions in the Company's industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company's and its customers' inventory levels; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company's and its customers' products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company's and its customers' products; and other risk factors detailed in the Company's most recent annual report, its prospectuses dated March 7, 2000 and October 5, 2000, respectively, and other filings with the Securities and Exchange Commission. The Company assumes no obligation to update the Information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.

M-Systems
Flash Disk Pioneers

NEWS RELEASE

Editorial Contact for M-Systems:
Christine Welch
T&O Public Relations
cwelch@topr.com
Tel: 1-949-224-4022

Investor Contacts for M-Systems:
Joseph A. Mansi / Adam J. Rosen
KCSA
jmansi@kcsa.com / arosen@kcsa.com
Tel: 1-212-896-1205 / 1220

Editorial Contact for T&W Electronics:
Tang Fo Nan
sztwco@public.szptt.net.cn
Tel: 86-755-6062000

For Immediate Release:

China's T&W Electronics Names M-Systems as a Strategic Partner to Supply Flash Disks

DiskOnChip® Designed into e.Home-B Set-top Box to be Launched in China in January

FREMONT, Calif., Sept. 25, 2001 — M-Systems (Nasdaq: FLSH), a leader in flash disk data storage products, today announced that T&W Electronics Co. Ltd. of China has named M-Systems as a strategic partner to supply flash disks to their set-top box products.

By virtue of this agreement, T&W has designed M-Systems' 16MB DiskOnChip 2000 flash disk into its new e.Home-B product, scheduled to be launched in China in January. e.Home-B is a Linux-based set-top box that allows video on demand (VOD) and broadband Internet browsing with picture-in-picture (PIP) function. With VGA and both PAL and NTSC TV output, users can surf the Internet, send and receive email and enjoy enhanced television entertainment from the comfort of their home.

"We are pleased to be working with M-Systems as a strategic partner for T&W's STB products for domestic sales as well as other brand names for foreign markets," said Tang Fo Nan, general manager of T&W Electronic Co. Ltd. "M-Systems products are easy to integrate, have the best cost structure and allow us to upgrade memory capacity in the same footprint. DiskOnChip even allows us to offer online upgrading of the operating system and applications – an important feature considering that we hope to sell more than 100 thousand e.Home-B set-top boxes next year."

"Although each design win is an important step in our ongoing effort to market DiskOnChip, I am particularly pleased with the announcement that we are making today regarding T&W," said Barry Doong, president of M-Systems Asia. "T&W is a pioneer set-top box maker in China with many new models planned for the near future. As a strategic partner to them, M-Systems will be there with them as they sell their products in China and throughout the world."

About T&W Electronics

T&W Electronics was founded in 1991 and is composed of T&W Electronic (Shenzhen) Co. Ltd., Shenzhen Gong Jin Electronics Co. Ltd. and T&W Electronics (Hong Kong) Ltd. The Company specializes in the research, development and manufacture of computer hardware and software, Internet equipment and multimedia products that are broadly applicable to the fields of finance, education, stock operation and telecommunications. More information about T&W Electronics can be found on the Internet at www.twsz.com.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™, Fast Flash Disk (FFD) and Compact Flash product families. For more information, contact M-Systems at www.m-sys.com.

Note to Editors: A photo image of T&W's e.Home-B set-top box with M-Systems' DiskOnChip can be found on the Internet at http://www.m-sys.com/images/prs/ehomeb_b_DOC.jpg.

###

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties that may cause actual results to vary significantly. These risks include market and competitive factors, and other risks described in the Company's registration statement dated March 7, 2000 and other periodic reports filed with the Securities and Exchange Commission. The Company assumes no obligation to update the information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.

012

DISKonKEY®

NEWS RELEASE

Editorial Contact for M-Systems:
Bryan Sherlock/Stacey Stucky
T&O Public Relations
bsherlock@topr.com/sstucky@topr.com
Tel: 1-949-224-4035/4057

Investor Contacts for M-Systems:
Joseph A. Mansi/Adam J. Rosen
KCSA Worldwide
jmansi@kcsa.com/arosen@kcsa.com
Tel: 1-212-896-1205/1220

FOR IMMEDIATE RELEASE

M-Systems Introduces Higher Capacities for DiskOnKey™, Includes Additional Enhancements to Latest Product Line

Now Available in 64 and 128MB, New Colors and with USB Adapter for Higher Capacity Units; Offers Customers and Users Broader Range of Options

FREMONT, Calif., Sept. 26, 2001 - M-Systems Flash Disk Pioneers Ltd. (NASDAQ: FLSH), a leader in flash disk data storage products, today announced its DiskOnKey personal storage device is now available in 64 and 128MB storage capacities. These higher capacity units are bundled with a DiskOnKey Adapter allowing easy access of the universal serial bus (USB) port from the desktop computer with an easy-to-use cable connector. Additionally, M-Systems enhanced the product line by adding a unique variety of colors to the necks of the device, differentiating the storage capacities. The 8MB remains gray, 16MB is yellow, 32MB is orange, 64MB is blue and 128MB is green.

"The latest DiskOnKey devices feature a special blend of colors not shown in any other consumer device and provide an easy and fashionable way of identifying each capacity – very appealing to tech-savvy trendsetters," said Dan Harkabi, vice president of M-Systems. "Bundling a USB-to-desktop adapter with the 64 and 128MB units is how M-Systems is adding value to products for our customers and providing users with an easier way to transfer files between their DiskOnKey and their desktop computer."DiskOnKey is a lightweight device smaller than the size of a typical pen that can be used as an alternative to bulky storage devices and floppy disks for reliable and personal read/write data. Its unique design and ease of use enables any user, from the student to the business person, to transfer data between their computers at home or work, in their pocket or briefcase. DiskOnKey is bootable, does not require drivers with the latest operating systems and is operating-system-independent, allowing users with both a Mac and Windows machine to easily transfer data between the two systems.

Pricing and Availability

Manufacturers suggested retail prices (MSRP) for the 8, 16, 32, 64 and 128MB DiskOnKey are $49.99, $69.99, $99.99, $129.99 and $149.99 respectively. The DiskOnKey is currently available through major partners in North America, Asia and

Europe. Please visit DiskOnKey on the Internet at www.diskonkey.com for contact information.

About M-Systems

M-Systems (NASDAQ: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™, Fast Flash Disk (FFD) and Compact Flash product families. For more information, contact M-Systems at www.m-sys.com.

-# # #-

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties that may cause actual results to vary significantly. These risks include market and competitive factors, and other risks described in the Company's registration statement dated March 7, 2000 and other periodic reports filed with the Securities and Exchange Commission. The Company assumes no obligation to update the information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.

M-Systems
Flash Disk Pioneers

PRESS RELEASE

Editorial Contact for M-Systems:
Christine Welch
T&O Public Relations
cwelch@topr.com
Tel: 1-949-224-4022

Investor Contacts for M-Systems:
Joseph A. Mansi / Adam J. Rosen
KCSA
jmansi@kcsa.com / arosen@kcsa.com
Tel: 1-212-896-1205 / 1220

For Immediate Release:

M-SYSTEMS' FAST FLASH DISK (FFD) 3.5" SCSI PRODUCT CAPACITY INCREASES 60% - PRICE PER MEGABYTE LOWERED UP TO 40%

FREMONT, Calif., Oct. 11, 2001 — M-Systems (Nasdaq: FLSH) today announced that the top capacity of its Fast Flash Disk (FFD) 3.5" SCSI product line has been increased from 3.5Gbytes to 5.6GBytes and its price per MByte has been lowered up to 40%, depending on capacity.

"We have been able to make some significant improvements to this product by utilizing the latest in flash disk technology and by incorporating higher density flash components that are available in the market at a significantly reduced cost relative to the old technology," said Ofer Tsur, M-Systems' FFD marketing director. "Mission-critical applications require a constant increase of reliable data storage capacity as well as cost reduction. Answering these requirements has the potential to increase the market share of the FFD 3.5" SCSI within telecommunications, video-audio servers and military systems."

"The new flash technology enables a competitive pricing structure for the SCSI line, traditionally sought for its high data transfer rates", said Alan Niebel, managing director, Web-Feet Research. "While the demand in military and telecommunications markets continue to expand, providing a product line that extends the endurance of the flash and maintains data reliability is vital. M-Systems' FFD line takes the measures to offer these features through its wear-leveling and bad block mapping algorithms, error-detection and correction and power cycling tests to ensure firmware and data integrity. Web-Feet Research has forecast the Solid-State Drive (SSD) market to be $5.3 billion by 2006, of which Flash memory-based SSDs comprise approximately $2 billion."

About M-Systems' Fast Flash Disk (FFD) 3.5" SCSI Products

M-Systems' *Fast Flash Disk* (FFD) 3.5" SCSI is a state-of-the-art solid-state disk based on flash technology. It is fully compatible with the SCSI-II interface. It can be used as a drop-in replacement for standard 3.5" SCSI magnetic disk drives.

With its unique design and M-Systems' True Flash File System (TrueFFS®) technology, the 3.5" SCSI FFD has a performance advantage over other solutions by eliminating seek time, latency and other electro-mechanical delays inherent in conventional disk drives. TrueFFS, with its dynamic wear-leveling algorithm, provides enhanced endurance and maximum data integrity that contributes to FFD's outstanding performance.

The 3.5" SCSI FFD is a high capacity flash disk available in a variety of densities ranging from 32MB to 5,632MB. The FFD SCSI provides a burst read/write rate of 9.7Mbyte per second, a sustained read rate of 3.0Mbytes per second and write rate of 2.0MBytes per second. With its special hardware and software design, the FFD 3.5" SCSI provides data reliability measured in a mean time between failures (MTBF) of millions of hours. It dependably operates within adverse environments such as unstable power, extreme temperatures, shocks, vibrations and high altitude.

Designed for systems that require high reliability under harsh environmental conditions, it is a perfect solution for telecommunications systems, point of sale (POS), factory automation, high availability computing systems, video and audio servers, military applications and airborne systems.

In addition to its FFD 3.5" SCSI, M-Systems offers FFD 2.5" IDE, FFD 2.5" SCSI and FFD 3.5" Ultra Wide SCSI solid-state flash disk products.

About M-Systems Flash Disk Pioneers Ltd.

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™, Fast Flash Disk (FFD) and Compact Flash product families. For more information, contact M-Systems at www.m-sys.com.

Note to Editors: A high-resolution photo image of M-Systems' Fast Flash Disk (FFD) 3.5" SCSI product can be found on the Internet at http://www.m-sys.com/Images/highres/White/ffd_scsi_3.5.jpg.

###

016

M-Systems
Flash Disk Pioneers

NEWS RELEASE

Editorial Contact for M-Systems:
Christine Welch/Allison Smith
T&O Public Relations
cwelch@topr.com / asmith@topr.com
Tel: 1-949-224-4022 / 4028

Investor Contacts for M-Systems:
Joseph A. Mansi / Adam J. Rosen
KCSA
jmansi@kcsa.com / arosen@kcsa.com
Tel: 1-212-896-1205 / 1220

Leading China-based Manufacturer Names M-Systems as Strategic Partner

DiskOnChip Chosen as the Local Data Storage Solution for Skyworth Electronics Group's New Line of Connected Devices

FREMONT, Calif., Oct. 16, 2001 — M-Systems (Nasdaq: FLSH), a leader in flash disk data storage products, today announced that Skyworth Electronics Group (HKSE: 751), a leader in consumer electronics, network and communication products and the 3rd largest television producer in China, named M-Systems as a strategic partner. From this point on, M-Systems will supply its DiskOnChip flash disk to Skyworth for use as the local data storage solution in its new line of connected devices.

In its first project within the context of this new strategic relationship, Skyworth has designed the DiskOnChip into its consumer device, the ITV. Within this new line of connected devices, DiskOnChip enables advanced features such as video-on-demand, broadband Internet browsing, online stock transactions and online operating systems and software upgrading.

"By choosing to work with M-Systems to supply flash disk storage to our latest products, we will be able to offer features very appealing to the market while maintaining a low cost per unit," said Oliver Wang, president of the computer technology division at Skyworth Electronics Group. "Because we can easily change the capacity of the DiskOnChip that we use in order to support the features available in each product line, we don't need to consider additional design costs in our budget. Additionally, our integration efforts were eased and design costs were saved with DiskOnChip's native support within Windows CE and Linux. DiskOnChip has a better cost structure than anything else on the market."

"China's consumer electronics market provides a fast growing segment to M-Systems' efforts in Asia. I am very enthusiastic about our new relationship with Skyworth, a very famous name in China and one of the leading consumer electronics manufacturers in the country," said Barry Doong, president of M-Systems Asia. "As their flash disk supplier, M-Systems will provide Skyworth with the necessary technology that will enable their products to support a rich list of features that will benefit their customers."

About Skyworth Electronics Group

Skyworth Electronics Group is a large, modern transnational enterprise specializing in the development, production and distribution of consumer electronics, network and communication products. Skyworth product lines range from HD televisions, digitally enhanced TVs, DVD players, network set top boxes, digital satellite receivers and Internet appliances, etc. Skyworth currently has over 8000 employees, with headquarters in Hong Kong, R&D and manufacturing facilities in Shenzhen, and a distribution network in 85 countries and regions worldwide. Skyworth currently produces over 3.5 million TVs per year and remains one of the top television manufacturers in China. Its television export volume has continuously ranked top in the industry for years. Skyworth Multimedia International Ltd is a whole owned subsidiary of Skyworth Electronics Group. More information about the Company can be found at www.skyworth.com.hk.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile, and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™, Fast Flash Disk (FFD) and Compact Flash product families. For more information, contact M-Systems at http://www.m-sys.com.

###

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties that may cause actual results to vary significantly. These risks include market and competitive factors, and other risks described in the Company's registration statement dated March 7, 2000 and other periodic reports filed with the Securities and Exchange Commission. The Company assumes no obligation to update the information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.

018

M-Systems
Flash Disk Pioneers

M-Systems Contact:
Ronit Maor
CFO
972-9-764-5002
ronitm@m-sys.com

Investor Relations Contacts:
Adam J. Rosen / Lee Roth
KCSA
212-682-6300
arosen@kcsa.com / lroth@kcsa.com

FOR IMMEDIATE RELEASE

M-SYSTEMS REPORTS THIRD QUARTER 2001 RESULTS

- - - - -

Q3 Revenues $9.8 Million

KFAR-SABA, Israel, October 24, 2001 - M-Systems (NASDAQ: FLSH) today announced results for the third quarter of 2001.

For the quarter ended September 30, 2001, revenues were $9.8 million, compared to $9.4 million in the previous quarter and compared to revenues of $26.3 million in the third quarter of 2000. The Company reported a net loss for the quarter ended September 30, 2001 of $2.7 million, or $(0.10) per share, compared to a pro forma net loss of $3.4 million, or $(0.13) per share in the previous quarter. This compares to pro forma net earnings of $3.9 million, or $0.14 per share (fully diluted), for the third quarter of 2000. Gross margins increased to 34 percent from a pro forma gross margin of 31 percent in the previous quarter and from 31 percent in the third quarter of 2000.

For the nine months ended September 30, 2001, revenues were $34.4 million, compared to revenues of $63.2 million in the corresponding period of 2000. On a pro forma basis, the Company reported a net loss of $7.9 million, or $(0.30) per share for the nine months ended September 30, 2001, which excludes an inventory charge of $30.2 million, and a capital loss of $1.2 million. This compared to pro forma net income of $8.5 million, or $0.31 per share (fully diluted), for the nine months ended September 30, 2000, which excludes acquired in-process research and development of $6.2 million. Including the inventory charge and the capital loss, the net loss was $39.3 million, or $(1.47) per share, for the nine months ended September 30, 2001. Pro forma gross margins for the nine months ended September 30, 2001 increased to 32 percent from 30 percent in the corresponding period of 2000.

Dov Moran, president of M-Systems, said, "Given current global conditions, we are satisfied with the results of the third quarter. As we have been telling our investors, we have not been sitting idly by waiting for this market downturn to correct itself. Our increase in revenues over the last quarter has resulted from a number of factors: the diversification of our product offerings by the addition of new products such as the DiskOnKey; our aggressive pursuit of new markets; and the Company's working with a broader array of strategic partners and via a greater number of channels. In addition, by implementing a series of rigorous cost controls and further increasing the Company's efficiency, we have succeeded in lowering our operating expenses and improving our gross margins."

Mr. Moran concluded, "These results indicate that the choices we have made in this difficult environment have been the right ones for M-Systems, and we hope that our strategy will continue to bear fruit going forward."

Mr. Moran will discuss the Company's financial results and other matters discussed herein in a group conference call at 11:00 a.m. U.S. EDT, today, October 24, 2001. Those who wish to participate may call (973) 633-6740. There will be a replay available beginning 1 p.m. EDT, October 24th, until 11:59 p.m., October 26th. Please call (973) 341-3080, PIN #2714659. The Company invites you to listen to the call live over the web by going to the following site: http://www.kcsa.com.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™, Fast Flash Disk (FFD) and Compact Flash product families. For more information, contact M-Systems at www.m-sys.com.

###

NOTE: This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to, risks related to: the effect of global economic conditions in general and conditions in the Company's industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company's and its customers' inventory levels; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company's and its customers' products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company's and its customers' products; and other risk factors detailed in the Company's most recent annual report, its prospectuses dated March 7, 2000 and October 5, 2000, respectively, and other filings with the Securities and Exchange Commission. The Company assumes no obligation to update the Information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.

(Tables to Follow)

M-SYSTEMS FLASH DISK PIONEERS LTD.
PRO-FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
EXCLUDING ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND THE YEAR ENDED DECEMBER 31, 2000, INVENTORY REDUCTION AND CAPITAL LOSS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

U.S. dollars in thousands, except share and per share data

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,
	2001	2000	2001	2000	2000
	Unaudited				
Revenues	$ 9,780	$ 26,284	$ 34,359	$ 63,199	$ 92,589
Cost of revenues	6,450	18,228	23,525	44,048	64,281
Gross profit	3,330	8,056	10,834	19,151	28,308
Operating expenses:					
Research and development, net	3,175	2,045	10,141	4,453	7,364
Sales and marketing	2,937	3,118	9,477	8,351	11,535
General and administrative	938	783	2,979	2,012	2,809
Total operating expenses	7,050	5,946	22,597	14,816	21,708
Operating income (loss)	(3,720)	2,110	(11,763)	4,335	6,600
Financial income, net	1,019	1,817	3,832	4,155	5,875
Income (loss) before minority interest in losses of a subsidiary	(2,701)	3,927	(7,931)	8,490	12,475
Minority interest in losses of a subsidiary	-	-	-	19	19
Net income (loss)	$ (2,701)	$ 3,927	$ (7,931)	$ 8,509	$ 12,494
Basic earnings (loss) per share	$ (0.10)	$ 0.15	$ (0.30)	$ 0.34	$ 0.49
Diluted earnings (loss) per share	$ (0.10)	$ 0.14	$ (0.30)	$ 0.31	$ 0.45
Weighted average number of shares used in computing basic earnings (loss) per share	26,768,690	26,542,069	26,683,040	24,974,914	25,368,286
Weighted average number of shares used in computing diluted earnings (loss) per share	26,768,690	29,088,587	26,683,040	27,737,589	28,040,611

(Additional Tables to Follow)

M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended September 30, 2001	Three months ended September 30, 2000	Nine months ended September 30, 2001	Nine months ended September 30, 2000	Year ended December 31, 2000
	Unaudited				
Revenues	$ 9,780	$ 26,284	$ 34,359	$ 63,199	$ 92,589
Cost of revenues	6,450	18,228	53,742	44,048	64,281
Gross profit (loss)	3,330	8,056	(19,383)	19,151	28,308
Operating expenses:					
Research and development, net	3,175	2,045	10,141	4,453	7,364
Sales and marketing	2,937	3,118	9,477	8,351	11,535
General and administrative	938	783	2,979	2,012	2,809
Acquired in-process research and development	-	6,215	-	6,215	6,215
Total operating expenses	7,050	12,161	22,597	21,031	27,923
Operating income (loss)	(3,720)	(4,105)	(41,980)	(1,880)	385
Capital loss	-	-	(1,193)	-	-
Financial income, net	1,019	1,817	3,832	4,155	5,875
Income (loss) before minority interest in losses of a subsidiary	(2,701)	(2,288)	(39,341)	2,275	6,260
Minority interest in losses of a subsidiary	-	-	-	19	19
Net income (loss)	$ (2,701)	$ (2,288)	$ (39,341)	$ 2,294	$ 6,279
Basic earnings (loss) per share	$ (0.10)	$ (0.09)	$ (1.47)	$ 0.09	$ 0.25
Diluted earnings (loss) per share	$ (0.10)	$ (0.09)	$ (1.47)	$ 0.08	$ 0.22
Weighted average number of shares used in computing basic earnings (loss) per share	26,768,690	26,542,069	26,683,040	24,974,914	25,368,286
Weighted average number of shares used in computing diluted earnings (loss) per share	26,768,690	26,542,069	26,683,040	27,737,589	28,040,611

(Additional Table to Follow)

M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30, 2001 Unaudited	December 31, 2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 78,167	$ 70,657
Short-term bank deposits	-	46,926
Marketable securities	20,193	2,893
Trade receivables	6,214	7,156
Other accounts receivable and prepaid expenses	1,104	1,470
Inventories	12,289	37,538
Total current assets	117,967	166,640
LONG-TERM INVESTMENTS:		
Severance pay funds	1,312	1,010
Long-term investment	10,363	11,304
Total long-term investments	11,675	12,314
PROPERTY AND EQUIPMENT, NET	17,396	4,322
OTHER ASSETS, NET	1,669	1,975
Total assets	$ 148,707	$ 185,251
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade payables	$ 3,438	$ 3,176
Deferred revenues	2,483	1,164
Other accounts payable and accrued expenses	7,137	6,606
Total current liabilities	13,058	10,946
ACCRUED SEVERANCE PAY	1,748	1,506
SHAREHOLDERS' EQUITY:		
Share capital	8	8
Additional paid-in capital	183,054	182,618
Accumulated other comprehensive loss	-	(7)
Accumulated deficit	(49,161)	(9,820)
Total shareholders' equity	133,901	172,799
Total liabilities and shareholders' equity	$ 148,707	$ 185,251

M-Systems
Flash Disk Pioneers

NEWS RELEASE

Editorial Contact for M-Systems:
Christine Welch
T&O Public Relations
cwelch@topr.com
Tel: 1-949-224-4022

Investor Contacts for M-Systems:
Joseph A. Mansi / Adam J. Rosen
KCSA
jmansi@kcsa.com / arosen@kcsa.com
Tel: 1-212-896-1205 / 1220

For Immediate Release:

M-Systems Unveils Mobile DiskOnChip, the World's Smallest, Most Cost-Effective 16MB Flash Disk Targeted at the Mobile Handset Market

Enabling Mobile Applications with High Capacity, High Performance and Low Power Consumption

PARIS, Mobile Silicon Conference, Oct. 29, 2001 — M-Systems (Nasdaq: FLSH), a leader in flash data storage products, today unveiled the world's smallest 16MB single-chip flash disk, Mobile DiskOnChip. Less than half the size of competing flash products and delivering 10 times the performance, Mobile DiskOnChip brings to the handset high-performance and cost-effective storage architecture. This revolutionary architecture enables mobile applications by delivering an unprecedented level of user experience for applications ranging from simple contact management to rich multimedia.

A major player in the mobile market has already chosen Mobile DiskOnChip as the local data storage media for its high-end product, and mass production orders for Mobile DiskOnChip have already been received.

"Mobile DiskOnChip is a revolutionary flash disk that brings the best of M-Systems' DiskOnChip technology optimized for the mobile architecture," said Dov Moran, president and CEO, M-Systems. "The development process required enormous effort in the areas of hardware, software, silicon, packaging and integration in order to fully satisfy all the requirements of this specific customer and other potential customers."

Enabling Mobile Applications

The evolution of mobile handsets places stronger demands on performance and storage capacity than ever before. Mobile DiskOnChip, the first product from M-Systems designed specifically for the mobile market, was developed to support this evolution by providing users with the performance to deliver fast response time when storing heavy multimedia and business information.

Mobile DiskOnChip's write performance is 10 times faster than storage solutions generally available to mobile handset manufacturers. This enables advanced applications to write data faster than previous solutions to enhance the overall user experience. The user can gain quick access to a growing number of emails and attachments and, in just a few seconds, download 5MB of MP3 audio for 5 minutes of music. Mobile DiskOnChip is also fast enough to serve as a cache for server-based applications such as unified messaging and high-resolution video streaming. Caching MPEG4 video clips into Mobile DiskOnChip enables larger, higher resolution clips to be viewed in the time it ordinarily takes to view lower resolution clips.

Analysts' forecasts place Mobile DiskOnChip in the right place at the right time.

"As the trend to integrate advanced features such as video streaming into high-end handsets increases, a compact and reliable storage device needed to support such applications will play a pivotal role. We forecast unit volumes for handsets produced will be approximately 947 million by 2005. The mid- to high-end segments will continue to grow as illustrated by markets in Europe and the Far East," said Allen Nogee, senior analyst of the wireless technology group at Cahner's In-Stat.

"The growth potential in the high-end mobile market is considerable compared to the potential of simple voice phones. Today's high-end market is ready for what Mobile DiskOnChip is offering, namely, higher levels of speed and capacity that constitute the ultimate storage solution for high-end mobile phones. We expect it will benefit even more users as the need for both speed and high capacity grows over the next few years," said Alan Niebel, managing director, Web-Feet Research. "This need will be driven both by user demand for more robust mobile applications as well as by expanding network capabilities."

Optimized for the Mobile Handset

Mobile DiskOnChip is optimized for mobile handsets in four major areas: low power consumption, minimal form factor, maintenance of data integrity during power failure and maintenance of a reliable storage throughout the life of the handset.

Its I/O voltage was reduced to 1.8V to reduce power consumption, extending intervals between battery recharging and freeing up power for features such as color screens.

Mobile DiskOnChip was packed into a miniature 9 x 11 x 1.4 mm ball grid array (BGA) package to reduce its real-estate requirements.

As more data is stored locally on mobile handsets, data integrity becomes crucial. Mobile DiskOnChip is virtually immune to data loss in case of power failure, which may result from battery drain or unplanned battery removal.

Mobile DiskOnChip provides fully accurate data storage throughout the lifetime of the handset. It achieves this by combining industry-standard Reed-Solomon error detection and correction code and M-Systems' patented TrueFFS® software. Users can rely on the accuracy of stored data.

Flash analyst Niebel continued to describe the debut of Mobile DiskOnChip as a "breakthrough," and added, "The industry now has a flash disk whose 1.8V operating voltage and size enable all the accessories that designers have been waiting to put on high-end handsets and which users have been seeking."

"High-end handsets using Mobile DiskOnChip have a clear cost advantage over handsets using typical NOR flash," said Efrat Ramati, director of business development, Mobile DiskOnChip. "Mobile DiskOnChip, with its user-driven features, unique boot technology and inherently cheaper NAND flash, provides many more benefits than NOR-based solutions at a lower price."

DiskOnChip Technology

Mobile DiskOnChip is based on M-Systems' proven DiskOnChip technology, which has been designed into thousands of embedded systems marketed by major corporations throughout the world. Numerous awards have been received in recognition of this technology's excellence. In December 1999, *EE Product News* named M-Systems' DiskOnChip as one of its products of the year. It was selected as a "Technology Showcase

Award Finalist" at Singapore's Globaltronics 2000, and won the 2000 European Information Society Technologies Prize.

Like all M-Systems flash disk products, Mobile DiskOnChip fully emulates a hard disk, using M-Systems' patented TrueFFS technology. It hides the flash file management from the operating system, which is accustomed to a standard file system. This causes read/write operations to be identical to a conventional hard disk, both from the perspective of standard and customized operating systems.

Mobile DiskOnChip's TrueFFS driver supports leading mobile operating systems, enabling designers to quickly and easily integrate it into mobile handset designs. A software development kit (SDK) is available for fast integration into proprietary operating systems.

DiskOnChip has a built-in programmable boot block, which is designed to replace an on-board boot device. This can save additional real estate and cut costs related to the bill of materials and programming.

Availability

The Mobile DiskOnChip is currently available through distributors in North America, Asia and Europe. Please visit the M-Systems web site at www.m-sys.com/mobile for contact information.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™, Fast Flash Disk (FFD) and Compact Flash product families. For more information, please visit M-Systems at www.m-sys.com.

Note to Editors: A high-resolution photo image of M-Systems new 16MB Mobile DiskOnChip can be found on the Internet at http://www.m-sys.com/images/highres/colored/mobile_DiskOnChip.jpg.

###

This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties that may cause actual results to vary significantly. These risks include (but are not limited to) those related to the risk that the design win an/or purchases contemplated in this release will be delayed or cancelled, in whole or in part; that any other expected orders from this customer may not materialize; as well as the other risk factors detailed in the Company's registration statement dated March 7, 2000, and other filings with the Securities and Exchange Commission. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.

026

DISK*on*KEY®

NEWS RELEASE

Editorial Contact for M-Systems:
Bryan Sherlock/Stacey Stucky
T&O Public Relations
bsherlock@topr.com/sstucky@topr.com
Tel: 1-949-224-4035/4057

Investor Contacts for M-Systems:
Joseph A. Mansi/Adam J. Rosen
KCSA Worldwide
jmansi@kcsa.com/arosen@kcsa.com
Tel: 1-212-896-1205/1220

FOR IMMEDIATE RELEASE

M-Systems Introduces Latest DiskOnKey™ Offering More Functions for End-Users

Popular Portable Storage Device Now Features Automatic Boot and Recognition Through System BIOS

FREMONT, Calif., Oct. 31, 2001 - M-Systems (NASDAQ: FLSH), a leader in flash disk data storage products, today announced new features to its popular DiskOnKey™ personal storage device including an automatic boot function and recognition by most BIOS (Basic Input Output System) systems, the software that starts and configures a personal computer and is used in all PC-formatted OEM computers.

"The latest DiskOnKey is a combination of innovative engineering and understanding the needs of consumers, two ingredients that will keep M-Systems and DiskOnKey in the leadership position in the flash–based portable storage market," said Dan Harkabi, vice president of M-Systems. "The DiskOnKey's original intent was to make lives easier and we have continued this philosophy by adding an array of useful features reaching a larger target of people."

With automatic boot and recognition by BIOS systems, programmers and MIS personnel no longer need to carry an array of disks. Now they can carry all drivers and system tools on one DiskOnKey. The device continues to offer compatibility with all major operating systems including Windows 98, Windows 2000, Windows Millenium Edition, Windows XP, Windows CE 4.0, Linux 2.4.1, Mac OS 8.6, 9x – 9.1x and Mac X (10.0).

The DiskOnKey is a lightweight device smaller than the size of a typical pen. Ideal as a floppy disk replacement the DiskOnKey connects to a computer's universal serial bus (USB) port. Its unique design and independence from operating systems enables users to transfer data between Macs and PCs, their computers at home and/or work, and their pocket, briefcase or keychain.

Pricing and Availability

The latest manufacturer suggested retail price (MSRP) for the newly enhanced 8MB, 16MB, 32MB, 64MB and 128MB DiskOnKey devices is $29.99, $49.99, $79.99, $99.99 and $129.99 respectively. The DiskOnKey is currently available through major partners in North America, Asia and Europe. Please visit DiskOnKey on the Internet at www.diskonkey.com for contact information.

About M-Systems

M-Systems (NASDAQ: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™, Fast Flash Disk (FFD) and Compact Flash product families. For more information, contact M-Systems at www.m-sys.com.

Note to Editors: Images of the M-Systems' new DiskOnKey product can be found on the Internet at http://www.diskonkey.com/photos.htm.

# # #

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties that may cause actual results to vary significantly. These risks include market and competitive factors, and other risks described in the Company's registration statement dated March 7, 2000 and other periodic reports filed with the Securities and Exchange Commission. The Company assumes no obligation to update the information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.

028

DISKonKEY®

NEWS RELEASE

Editorial Contact for M-Systems:
Bryan Sherlock/Stacey Stucky
T&O Public Relations
bsherlock@topr.com/sstucky@topr.com
Tel: 1-949-224-4035/4057

Investor Contacts for M-Systems:
Joseph A. Mansi/Adam J. Rosen
KCSA Worldwide
jmansi@kcsa.com/arosen@kcsa.com
Tel: 1-212-896-1205/1220

FOR IMMEDIATE RELEASE

M-Systems' DiskOnKey™ Continues Worldwide Expansion with Chinese Distributor A Force Technology Ltd.

Demand for Keychain Storage Continues Throughout Asia

FREMONT, Calif., Nov. 1, 2001 - M-Systems (NASDAQ: FLSH), a leader in flash disk data storage products, today announced that A Force Technology Ltd. is its latest distributor offering 8, 16, 32, 64 and 128MB capacities of the DiskOnKey throughout Hong Kong and China. A Force Technology is one of the largest distributors in the region and will offer the DiskOnKey under its MUSE house brand. The deal with A Force Technology marks the fifth international distribution deal for DiskOnKey thereby making the DiskOnKey available in Japan, China, Hong Kong, UK, Ireland, Germany, Austria, Switzerland, Canada and the United States.

"Adding China and Hong Kong to our regional roster helps fulfill our goal of having the DiskOnKey personal storage device on every computer user's keychain worldwide," said Dan Harkabi, vice president of M-Systems. "The increasing popularity of the DiskOnKey is due to our partners' shared enthusiasm for the product's features and benefits and endless applications for corporate and personal use."

Smaller than the size of your palm and offering an onboard CPU for driverless operation connecting to a computer's universal serial bus (USB) port, DiskOnKey is a compact, self-contained portable solution for reliable and personal read/write data. Ideal as a floppy disk replacement, the DiskOnKey is available in 8, 16, 32, 64 and 128MB capacities. Its unique lightweight design and ease-of-use, enable users to transfer data between their computers at home and/or work and to their pocket, briefcase or keychain. DiskOnKey does not require drivers with the latest operating systems, thereby allowing users to easily transfer data between two systems.

Availability

-more-

The DiskOnKey is currently available through major partners in North America, Asia and Europe. Please visit the DiskOnKey Website at www.diskonkey.com for contact information and for information regarding original equipment manufacturer (OEM) pricing.

About M-Systems

M-Systems (NASDAQ: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™, Fast Flash Disk (FFD) and Compact Flash product families. For more information, contact M-Systems at www.m-sys.com.

Note to Editors: Images of M-Systems' DiskOnKey product can be found on the Internet at http://www.diskonkey.com/photos.htm

# # #

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties that may cause actual results to vary significantly. These risks include market and competitive factors, and other risks described in the Company's registration statement dated March 7, 2000 and other periodic reports filed with the Securities and Exchange Commission. The Company assumes no obligation to update the information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.

DISKonKEY®

NEWS RELEASE

Editorial Contact for M-Systems:
Bryan Sherlock/Stacey Stucky
T&O Public Relations
bsherlock@topr.com/sstucky@topr.com
Tel: 1-949-224-4035/4057

Investor Contacts for M-Systems:
Joseph A. Mansi/Adam J. Rosen
KCSA Worldwide
jmansi@kcsa.com/arosen@kcsa.com
Tel: 1-212-896-1205/1220

FOR IMMEDIATE RELEASE

M-Systems' DiskOnKey™ Receives USB Compliance and Windows Operating System Certification

Popular Portable Storage Device is Only Device in Category to Offer Dual Certification

FREMONT, Calif., Nov. 8, 2001 - M-Systems (Nasdaq: FLSH), a leader in flash disk data storage products, today announced it has received Universal Serial Bus (USB) compliance and certification from Microsoft's Windows Hardware Quality Labs (WHQL). Obtaining certification for either USB or WHQL is a requirement by most major original equipment manufacturers (OEMs) and distributors; DiskOnKey is the only product in the keychain storage category to have received certification in both categories.

"Obtaining USB and WHQL certification, validates DiskOnKey's status as a solid market player by meeting and even exceeding our OEM customers' requirements," said Dan Harkabi, vice president of M-Systems. "M-Systems has taken careful steps to ensure the lifespan of the DiskOnKey, by understanding the needs of the market. We shall continue to make enhancements to the product line anticipating the next level of storage requirements."

Undergoing rigorous testing, DiskOnKey has met or surpassed the requirements set forth by the USB Implementers Forum (USB-IF), creators of USB. With testing results obtained from Professional Multimedia Testing Centre (PMTC), a USB-IF certified independent lab, M-Systems' DiskOnKey received certification as a USB-IF compliant device. M-Systems is now listed on the USB-IF Website (www.usb.org) and has been given permission to place USB-IF compatibility logos on product packaging and on the Website.

DiskOnKey also received certification from Microsoft's WHQL testing labs. Microsoft designed the lab to enable companies and consumers to readily recognize devices that are certified to work with Microsoft Windows operating systems (OS), and carry the "Designed for Windows" logo. Microsoft has developed specific tests for each OS and requires companies to submit a separate submission for each OS compatibility test. Obtaining Windows certification

-more-

can be a lengthy process depending upon the number of OS submissions. DiskOnKey has received certification for Win98, 2000, ME and XP and will carry the "Designed for Windows" logo on product packaging and on the Website.

Harkabi continued, "Submitting for USB and WHQL certification was a lengthy but necessary process demonstrating that M-Systems understands what is required to attract the attention of top-tier OEMs for DiskOnKey."

About Microsoft's WHQL and USB-IF Certification

To obtain additional information regarding the requirements for Microsoft's WHQL testing, please visit http://www.microsoft.com/hwtest/default.asp. For USB-IF compliance certification, please visit www.usb.org.

Availability

The DiskOnKey is available in 8, 16, 32, 64 and 128MB capacities and is currently available through major partners in North America, Asia and Europe. Please visit DiskOnKey on the Internet at www.diskonkey.com for contact information.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™, Fast Flash Disk (FFD) and Compact Flash product families. For more information, please contact M-Systems at www.m-sys.com.

Note to Editors: Images of the M-Systems' new DiskOnKey product can be found on the Internet at http://www.diskonkey.com/photos.htm.

# # #

032

M-Systems
Flash Disk Pioneers

NEWS RELEASE

Editorial Contact for M-Systems:
Christine Welch
T&O Public Relations
cwelch@topr.com
Tel: 1-949-224-4022

Investor Contacts for M-Systems:
Joseph A. Mansi / Adam J. Rosen
KCSA
jmansi@kcsa.com / arosen@kcsa.com
Tel: 1-212-896-1205 / 1220

For Immediate Release:

Airvana Selects M-Systems' DiskOnChip For Wireless Base Stations

New Wireless Base Stations For Emerging 2.5G and 3G Data Mobile Markets To Incorporate Highly Reliable DiskOnChip As Its Storage Solution

LAS VEGAS, COMDEX/Fall 2001, Booth No. 05ARP — Nov. 12, 2001 — M-Systems (Nasdaq: FLSH), a leader in flash disk data storage products, today announced that its high capacity DiskOnChip will be incorporated into Airvana Inc.'s IP Radio Access Network equipment.

DiskOnChip, which provides the functionality of a hard disk drive in a flash disk, will work with Airvana's technology to enable service providers to easily and cost-effectively deploy 2.5/3G wireless technology. Airvana's new technology allows voice and data to be sent over PCS and cellular wireless networks at speeds comparable to DSL or cable modems. This technology allows data rates to reach up to 2.4Mbps with average sustained read speeds of around 300-600 Kbps, which is similar to cable modems and DSL. Currently cellular systems provide mobile data rates around 14.4Kbps.

Airvana's infrastructure allows operators to run their existing cellular and PCS networks entirely over IP, creating dramatic cost savings in backhaul charges and network operating expenses.

"We are very excited to be working with Airvana," said Chuck Schouw, president and CEO of M-Systems Inc. "They are in a strategic position to provide a cost- effective solution enabling current cellular providers to use their existing spectrum to meet the demands of future 3G technology."

About Airvana

Airvana Inc. (www.airvananet.com) is a privately held company formed in March 2000 by a team of former senior executives from Motorola, Lucent, Cisco and Nortel. Based in Chelmsford, MA, Airvana designs and builds All-IP 3G Radio Access Network (RAN) infrastructure equipment. Airvana employs some of the best data networking and wireless professionals in the world who are inspired by the belief that the Internet Protocol (IP) will change wireless networks as profoundly as it has changed wired networks.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™, Fast Flash Disk (FFD) and Compact Flash product families. For more information, contact M-Systems at http://www.m-sys.com.

###

DISKonKEY®

NEWS RELEASE

Editorial Contact for M-Systems:
Bryan Sherlock/Stacey Stucky
T&O Public Relations
bsherlock@topr.com/sstucky@topr.com
Tel: 1-949-224-4035/4057

Investor Contacts for M-Systems:
Joseph A. Mansi/Adam J. Rosen
KCSA Worldwide
jmansi@kcsa.com/arosen@kcsa.com
Tel: 1-212-896-1205/1220

FOR IMMEDIATE RELEASE

M-Systems Demonstrates Fingerprint Biometrics Security for DiskOnKey™

M-Systems Teams with QVoice to Demonstrate a Future Application for the Popular Portable Storage Device

LAS VEGAS, COMDEX/Fall 2001, Booth No. 05ARP, Nov. 13, 2001 - M-Systems (Nasdaq: FLSH), a leader in flash disk data storage products, today announced that it is demonstrating a future application for the DiskOnKey which uses fingerprint biometrics. The device, called DiskOnKey Biometric ID, offers 128-bit encryption through QVoice Inc's, "WhoIsIt?" software. QVoice is a developer of biometric security software for computers. Demonstrations of the future application will be held at M-Systems' booth located in the National Semiconductor Pavilion, booth #05ARP, in the North Hall.

The DiskOnKey Biometric ID implements a compressed version of QVoice's award-winning "WhoIsIt?" software program. The software offers users face, voice and fingerprint biometric options coupled with high-encryption security. The device is capable of working withcurrent operating systems (OS), including Win.98, 2000, ME and XP, as well as Mac OS 8.6, 9.0 and above, and requires a fingerprint scanner designed to work with the "WhoIsIt?" software.

"The DiskOnKey Biometric ID demonstrates M-Systems' commitment to continue to develop relevant and important applications to the user, particularly in an environment where information security is a necessity," said Dan Harkabi, vice president of M-Systems. "We can offer a simple-yet-effective solution to tap entirely new markets, enhancing our market leadership through alternative revenue channels such as government and corporate security needs."

The DiskOnKey Biometric ID is ideal for applications ranging from corporate to banking or any enterprise requiring a high level of security while desiring an easy-yet-robust method to access secure information. The product can be integrated with existing security policies using biometric authentication. The device also provides two unique benefits, it offers the advantage of having security that is independent of the local CPU and OS, while being coupled with extreme simplicity for the user. To access information, users view a login screen on the desktop, plug the DiskOnKey into the USB port and a finger is placed on the scanner. The "WhoIsIt?" software on the PC transfers the acquired biometric template to the DiskOnKey where the matching algorithm authenticates the template. When access is granted, the credentials saved on the DiskOnKey are used to logon.

Harkabi continued, "Security is becoming increasingly important to our users and, by bringing a biometrics technology to the DiskOnKey, we are demonstrating but one example of the huge potential range of uses of the DiskOnKey."

About the DiskOnKey

Smaller than the size of your palm and offering an onboard CPU for driverless operation connecting to a computer's universal serial bus (USB) port, DiskOnKey is a compact, self-contained portable solution for reliable and personal read/write data. Its unique lightweight design and ease-of-use, enable users to transfer data between their computers at home and/or work, and their pocket, briefcase or keychain. Ideal as a floppy disk replacement the DiskOnKey is USB compliant and does not require drivers with the latest operating systems, thereby allowing users to easily transfer data between their computer systems.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™, Fast Flash Disk (FFD) and Compact Flash product families. For more information, please contact M-Systems at www.m-sys.com.

Note to Editors: Images of the M-Systems' new DiskOnKey product can be found on the Internet at http://www.diskonkey.com/photos.htm.

# # #

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties that may cause actual results to vary significantly. These risks include market and competitive factors, and other risks described in the Company's registration statement dated March 7, 2000 and other periodic reports filed with the Securities and Exchange Commission. The Company assumes no obligation to update the information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.

036

DISKonKEY®

NEWS RELEASE

Editorial Contact for M-Systems:
Bryan Sherlock/Stacey Stucky
T&O Public Relations
bsherlock@topr.com/sstucky@topr.com
Tel: 1-949-224-4035/4057

Investor Contacts for M-Systems:
Joseph A. Mansi/Adam J. Rosen
KCSA Worldwide
jmansi@kcsa.com/arosen@kcsa.com
Tel: 1-212-896-1205/1220

FOR IMMEDIATE RELEASE

M-Systems' DiskOnKey™ Enters Northern Europe Closes Distribution Deal with ACTE Components AB

Latest Agreement Solidifies DiskOnKey's Global Presence Now Including Sweden, Norway, Denmark, Finland and Poland

FREMONT, Calif., Nov. 20, 2001 - M-Systems (Nasdaq: FLSH), a leader in flash disk data storage products, today announced that ACTE Components AB, a privately-held company headquartered in Solna, Sweden, will offer 8, 16 and 32MB capacities of the DiskOnKey throughout Northern Europe. ACTE is a leading distributor of electronic components in the region and works with a number of large manufacturers providing DiskOnKey with a market presence in Sweden, Norway, Denmark, Finland and Poland. DiskOnKey is also available in the UK, Ireland, Germany, Austria, Switzerland, China, Hong Kong, Singapore, Japan and North America.

"The keychain storage market is gaining momentum and has raised the awareness of distributors on a global scale," said Dan Harkabi, vice president of M-Systems. "The latest deal with ACTE enforces DiskOnKey's market leadership position while simultaneously educating the market about the benefits of its incredible technology."

-more-

Smaller than the size of your palm and offering an onboard CPU for driverless operation connecting to a computer's universal serial bus (USB) port, DiskOnKey is a compact, self-contained portable solution for reliable and personal read/write data. Ideal as a floppy disk replacement, the DiskOnKey is available in 8, 16, 32, 64 and 128MB capacities. Its unique lightweight design and ease-of-use, enable users to transfer data between their computers at home and/or work, and their pocket, briefcase or keychain. DiskOnKey does not require drivers with the latest operating systems, thereby allowing users to easily transfer data between two systems.

Availability

The DiskOnKey is currently available through major partners in North America, Asia and Europe. Please visit DiskOnKey on the Internet at www.diskonkey.com for contact information.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™, Fast Flash Disk (FFD) and Compact Flash product families. For more information, please contact M-Systems at www.m-sys.com.

Note to Editors: Images of the M-Systems' DiskOnKey product can be found on the Internet at http://www.diskonkey.com/photos.htm.

-# # #-

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties that may cause actual results to vary significantly. These risks include market and competitive factors, and other risks described in the Company's registration statement dated March 7, 2000 and other periodic reports filed with the Securities and Exchange Commission. The Company assumes no obligation to update the information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.

038

M-Systems
Flash Disk Pioneers

NEWS RELEASE

Editorial Contact for M-Systems:
Christine Welch
T&O Public Relations
cwelch@topr.com
Tel: +1-949-224-4022

Investor Contacts for M-Systems:
Joseph A. Mansi / Adam J. Rosen
KCSA
jmansi@kcsa.com / arosen@kcsa.com
Tel: +1-212-896-1205 / 1220

Contacts for SiS:
Ms. Ellie Yin / Ms. Jessie Lee / Miss Michele Huang
Silicon Integrated Systems Corp.
ellie@sis.com / jessie@sis.com.tw / michele@sis.com.tw
Tel: +886-2-2916-1619
ext. 346 / 341 / 345

M-Systems' DiskOnChip Millennium Plus Included in Latest System on Chip Reference Designs by Silicon Integrated Systems Corp. (SiS)

SiS550 Family Supports M-Systems' Latest Flash Disk Products as the Storage Media of Choice for Connected Devices

TAIPEI, Taiwan, Nov. 21, 2001 — M-Systems (Nasdaq: FLSH), a leader in flash disk data storage products, and Silicon Integrated Systems Corp. (SiS) (TSE: 2363), a leading core logic and graphics supplier and integration technology provider, today announced that M-Systems' DiskOnChip Millennium Plus flash disk has been included in the latest reference designs based on the SiS550 family of products.

Suitable for a variety of connected devices, the SiS550 reference designs are complete computer systems that can be easily embedded in Windows CE- and Linux-based applications. Like DiskOnChip, these reference designs save development costs for manufacturers and contribute to a quick time to market.

According to SiS, the SiS550 chipset contained within the reference designs provides the best price/performance System on Chip (SoC) solution by integrating an x86-compatible processor with advanced hardware and interfaces.

"By including the DiskOnChip Millennium Plus in our SiS550 reference designs, we demonstrate to our customers our commitment to provide access to the latest technology for their products," said Shing Wang, senior vice president of SiS. "In addition to having the best flash disk in the world at their disposal, our customers will also benefit by being able to boot from the DiskOnChip Millennium Plus, negating the need for a separate BIOS (Basic Input/Output System) storage device."

Traditionally, embedded systems like the SiS550 needed two separate flash devices, a Boot ROM holding the system initialization code, and a flash disk for storing data. However, with its boot storage capability, products in M-Systems' DiskOnChip Millennium family can combine both in one package, saving cost and board space.

"Back in October of last year, SiS was the first company in the world to successfully utilize our DiskOnChip Millennium for LinuxBIOS. Now, their latest efforts with our new 32MB DiskOnChip Millennium Plus demonstrate ongoing support for our flash disk products as the storage media of choice by SoC pioneers such as SiS who are developing innovative solutions for connected device manufacturers," said Barry Doong, president of M-Systems Asia.

About the SiS550

Targeted to manufacturers of connected devices and other products, the SiS550 family represents the first System on Chip (SoC) products from SiS. The SiS550 is a highly integrated chip that includes a X86 CPU, North/South Bridge, MPEG-2 decoder and other expandable peripherals. With its full-featured functionality and complete software support, the SiS550 is set to deliver the best price-performance ratio. More information about the currently available SiS550 product line can be found on the Internet at http://www.sis.com/products/soc/550.htm.

About M-Systems' DiskOnChip Millennium Plus

DiskOnChip Millennium Plus, the world's first 32MB monolithic (single die) flash disk, is designed for the embedded systems, Internet appliances (IAs) and networking markets. It offers increased performance, small size, superb reliability and new data protection and security features not previously available on a flash disk. Co-developed and manufactured by Toshiba Corporation, the DiskOnChip Millennium Plus is the newest member of M-Systems' line of DiskOnChip® flash disk products that provide the functionality of a mechanical hard drive on a solid-state silicon chip.

The DiskOnChip Millennium Plus represents the first time a complex controller has been combined with a flash memory chip on a single piece of silicon to form a monolithic 32MB flash disk. Instead of needing to utilize a separate boot device for BIOS (Basic Input/Output System) storage in addition to a flash disk, manufacturers may use the DiskOnChip Millennium Plus for both boot XIP (execute in place) and data storage functions. More information about M-Systems' new DiskOnChip Millennium Plus can be found on the Internet at: http://www.m-sys.com/content/products/product.asp?PID=16&FILE=docMilPlus&FAM=doc.

040

About SiS

Silicon Integrated Systems Corp. (SiS) was founded in 1987 and is located in HsinChu Science-based Industrial Park in northern Taiwan. The company focuses on developing, manufacturing and marketing leading-edge logic products, including core logic, multimedia and connectivity. For further information, please visit the SiS website at http://www.sis.com or contact:

Ms. Ellie Yin	886-2-29161619	ext. 346	ellie@sis.com.tw
Ms. Jessie Lee	886-2-29161619	ext. 341	jessie@sis.com.tw
Miss Michele Huang	886-2-29161619	ext. 345	michele@sis.com.tw

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™, Fast Flash Disk (FFD) and Compact Flash product families. For more information, please contact M-Systems at www.m-sys.com.

Note to Editors: Block diagrams of SiS550 IA reference designs with M-Systems' DiskOnChip can be found on the Internet at www.sis.com/products/soc/550diag.htm.

###

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties that may cause actual results to vary significantly. These risks include market and competitive factors, and other risks described in the Company's registration statement dated March 7, 2000 and other periodic reports filed with the Securities and Exchange Commission. The Company assumes no obligation to update the information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.

M-Systems
Flash Disk Pioneers

NEWS RELEASE

Editorial Contact for M-Systems:
Christine Welch
T&O Public Relations
cwelch@topr.com
Tel: 1-949-224-4022

Investor Contacts for M-Systems:
Joseph A. Mansi / Adam J. Rosen
KCSA
jmansi@kcsa.com / arosen@kcsa.com
Tel: 1-212-896-1205 / 1220

For Immediate Release:

Native Support for M-Systems Products Included in Microsoft Windows XP Embedded

DiskOnChip® and DiskOnKey™ Now Both WHQL-certified for Windows XP Embedded, Officially Launched Today at Windows Embedded Developers Conference

LAS VEGAS, Windows Embedded Developers Conference (DevCon), Nov. 28, 2001 — Corresponding with today's launch of Microsoft Corp.'s latest embedded operating system (OS), Windows XP Embedded, M-Systems (Nasdaq: FLSH), a leader in flash disk data storage products, today announced that Windows XP Embedded contains native support for the DiskOnKey and DiskOnChip product lines.

Furthermore, both DiskOnKey and TrueFFS® (M-Systems' flash file system that supports its Linear PCMCIA cards and DiskOnChip) have received certification from Microsoft's Windows Hardware Quality Labs (WHQL) for Windows XP. This certification is a requirement by most major original equipment manufacturers (OEMs) and distributors working with this OS.

Windows XP Embedded is the componentized version of the Microsoft Windows XP OS designed for x86-based client devices such as advanced set-top boxes, high-end thin clients and kiosks. Componentization, which breaks up the full retail version of the operating system into distinct modules, and enhanced embedded enabling features help embedded systems developers to keep their memory footprint small by allowing them to select the minimum set of components required to build an OS image specially tailored for their product.

A non-volatile alternative to mechanical disk drives, M-Systems' DiskOnChip and DiskOnKey product lines provide Windows XP Embedded-based devices with a reliable persistent storage solution in a small form factor without the space constraints, power requirements and data loss issues of hard drives.

Because M-Systems' TrueFFS 5.0 driver for DiskOnChip resides within Windows XP Embedded, OEMs are able to utilize DiskOnChip as a complete persistent storage solution in their design. This allows them to store the operating system image, registry entries, user data, drivers and applications onto the flash disk with 100 percent hard disk emulation.

Furthermore, with the boot capability found in M-Systems' DiskOnChip Millennium flash disk products, embedded developers can design their products to boot directly from the flash disk, lowering the cost of each unit and saving board space by avoiding the need to have an additional external BootROM.

Built-in support for the USB mass storage class driver allows Windows XP Embedded-based devices to use DiskOnKey for removable and easily transportable data storage. The DiskOnKey device is smaller than the size of a typical pen and offers an onboard CPU for "plug and play" operation connecting to a computer's universal serial bus (USB) port. DiskOnKey is a compact, self-contained portable solution for reliable and personal read/write data. Ideal as a floppy disk replacement, the DiskOnKey is available in 8, 16, 32, 64 and 128MB capacities. It has boot capability in systems that have USB boot support in their BIOS and it is an ideal solution for compact peripherals using applications for Windows XP Embedded.

"Fast, cost-effective and reliable storage options are critical for OEMs building Windows Powered devices," said David Ursino, product manager for the Embedded and Appliance Platforms Group at Microsoft. "Including M-Systems' DiskOnChip and DiskOnKey among the device drivers supported by Windows XP Embedded will help OEMs save money and quickly create next-generation Windows Powered devices."

As part of the Windows XP Embedded launch activities, Microsoft and its Rapid Development Program members (companies such as Bally Gaming and Systems Inc., Fujitsu Siemens Computers, National Semiconductor Corp., SCM Microsystems Inc., Siemens AG, VenturCom Inc., ViewSonic Corp., Wyse Technology Inc., Wincor Nixdorf and Retalix) will showcase the first group of devices based on the new operating system at the Windows Embedded Developers Conference.

"Together, Microsoft and M-Systems provide embedded product designers ease of development, a quick time to market and cost savings," said Chuck Schouw, president and CEO of M-Systems Inc. "Now, with support for our products within Windows XP Embedded, our flash disks can be used to provide the necessary storage in a whole range of new products."

Yuval Sofer, director of M-Systems technical marketing said, "M-Systems has worked closely with Microsoft to ensure that our products are fully compatible with Windows XP Embedded. Receiving Windows Hardware Quality Labs certification is a testament to our quality and commitment to make the transition to Windows XP Embedded a smooth one for our customers."

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a

043

mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™, Fast Flash Disk (FFD) and Compact Flash product families. For more information, contact M-Systems at www.m-sys.com.

Note to editors*:* High-resolution photo images of M-Systems' latest flash disk devices, including the newly released DiskOnChip Millennium Plus are available on the Internet at http://www.m-sys.com/content/news/photos.asp.

###

DISKonKEY®

NEWS RELEASE

Editorial Contact for M-Systems:
Bryan Sherlock/Stacey Stucky
T&O Public Relations
bsherlock@topr.com/sstucky@topr.com
Tel: 1-949-224-4035/4057

Investor Contacts for M-Systems:
Joseph A. Mansi/Adam J. Rosen
KCSA Worldwide
jmansi@kcsa.com/arosen@kcsa.com
Tel: 1-212-896-1205/1220

FOR IMMEDIATE RELEASE

M-Systems Introduces Security Application for DiskOnKey™

KeySafe Allows Users to Partition Memory for Secure Files

FREMONT, Calif., Dec. 5, 2001 - M-Systems (Nasdaq: FLSH), a leader in flash disk data storage products, today announced the availability of its proprietary KeySafe security software application for the DiskOnKey portable storage device. KeySafe uses a Graphic User Interface (GUI), to enable users to easily save secure and non-secure data on the DiskOnKey that is only accessible through a password determined by the user. KeySafe will be installed on every DiskOnKey shipped from December and is available for all storage capacities of the DiskOnKey.

"Providing our partners and ultimately the consumer with a secure device was just the natural evolution for the DiskOnKey," said Dan Harkabi, vice president of M-Systems. "We have always thought that a physical switch to secure data was not true privacy. By securing data with a password, we are now ensuring true privacy for the user."

Due to the DiskOnKey's powerful ARM7 processor, the device keeps the KeySafe application on the unit, not relying on the host computer or operating system making the unit very safe. The KeySafe application also allows users to uniquely partition the memory space on the DiskOnKey to be used either for secure data or as free space. The storage space is easily manipulated using a scroll bar in the GUI menu and provides users with indicator zones of kilobyte space to adjust the free and secure space. The two settings consist of a free zone, which allows easy data sharing among DiskOnKey users, as well as a secure zone, which encrypts and password protects files in this area.

The DiskOnKey is a lightweight device smaller than the size of a typical pen. Ideal as a floppy disk replacement, the DiskOnKey connects to a computer's universal serial bus (USB) port. Its unique design and independence from operating systems enables users to transfer data between Macs and PCs, their computers at home and/or work, and to their pocket, briefcase or keychain.

Availability

The DiskOnKey is available in 8, 16, 32, 64 and 128MB capacities and is currently available through major partners in North America, Asia and Europe. Please visit DiskOnKey on the Internet at www.diskonkey.com for contact information.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™, Fast Flash Disk (FFD) and Compact Flash product families. For more information, please contact M-Systems at www.m-sys.com..

Note to Editors: Images of M-Systems' DiskOnKey product can be found on the Internet at http://www.diskonkey.com/photos.htm

# # #

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties that may cause actual results to vary significantly. These risks include market and competitive factors, and other risks described in the Company's registration statement dated March 7, 2000 and other periodic reports filed with the Securities and Exchange Commission. The Company assumes no obligation to update the information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.

DISKonKEY®

NEWS RELEASE

Editorial Contact for M-Systems:
Bryan Sherlock/Stacey Stucky
T&O Public Relations
bsherlock@topr.com/sstucky@topr.com
Tel: 1-949-224-4035/4057

Investor Contacts for M-Systems:
Joseph A. Mansi/Adam J. Rosen
KCSA Worldwide
jmansi@kcsa.com/arosen@kcsa.com
Tel: 1-212-896-1205/1220

FOR IMMEDIATE RELEASE

M-Systems' DiskOnKey™ Signs Distribution Deals with Getronics and C. Thiim A/S Broadening European Presence

Popular Keychain Storage Device Now Available Throughout the Benelux Region and Denmark

FREMONT, Calif., Dec. 13, 2001 - M-Systems (Nasdaq: FLSH), a leader in flash disk data storage products, today announced that Getronics (ASE: GTN) and privately held C. Thiim A/S, will offer 8, 16, 32, 64 and 128MB capacities of the DiskOnKey throughout the Benelux region and Denmark, respectively. Getronics works with a number of enterprises and governments providing electronic infrastructure needs throughout the Benelux region, while C. Thiim A/S imports and distributes high quality technology products throughout Denmark. DiskOnKey is also available in the UK, Ireland, Norway, Germany, Austria, Switzerland, China, Hong Kong, Singapore, Japan and North America.

"The latest deals with Getronics and C. Thiim A/S mark eleven distribution deals within six months and further demonstrates the global growth of DiskOnKey in thekeychain storage category," said Dan Harkabi, vice president of M-Systems. "M-Systems has developed a technically sound product that has caught the attention of OEMs and consumers alike in an otherwise fickle market."

The DiskOnKey is smaller than the size of your palm and offers an onboard CPU for driverless operation connecting to a computer's universal serial bus (USB) port. The DiskOnKey has secured both USB-compliance and certification by Microsoft's Windows Hardware Quality Testing Lab (WHQL). The device contains no moving parts and has been tested under extreme conditions for reliability and durability. The unique lightweight design and ease-of-use makes the DiskOnKey an ideal floppy disk replacement, enabling users to easily transfer data between their computers at home and/or work, and to their pocket, briefcase or keychain. The DiskOnKey has been honored with numerous industry accolades, including CNET's Editors' Choice Award, BusinessWeek's Industrial Design Award and Mobile Computing & Communications' Mobile Innovators Award, among others.

04

Availability

The DiskOnKey is currently available through major partners in North America, Asia and Europe. Please visit DiskOnKey on the Internet at www.diskonkey.com for contact information.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™, Fast Flash Disk (FFD) and Compact Flash product families. For more information, please contact M-Systems at www.m-sys.com.

Note to Editors: Images of the M-Systems' DiskOnKey product can be found on the Internet at http://www.diskonkey.com/photos.htm.

-# # #-

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties that may cause actual results to vary significantly. These risks include market and competitive factors, and other risks described in the Company's registration statement dated March 7, 2000 and other periodic reports filed with the Securities and Exchange Commission. The Company assumes no obligation to update the information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.

M-Systems
Flash Disk Pioneers

NEWS RELEASE

Editorial Contact for M-Systems:
Christine Welch
T&O Public Relations
cwelch@topr.com
Tel: 1-949-224-4022

Investor Contacts for M-Systems:
Joseph A. Mansi / Adam J. Rosen
KCSA
jmansi@kcsa.com / arosen@kcsa.com
Tel: 1-212-896-1205 / 1220

M-Systems Doubles Top Capacity of DiskOnChip® to 576MB

Increased Capacity Designed to Meet the Needs of Telecom, Aviation and Other Applications Where Small Size and Reliability Are a Must

FREMONT, Calif., Dec. 18, 2001 — M-Systems (Nasdaq: FLSH), a leader in flash disk data storage products, today announced the expansion of its 32-pin DIP (dual in-line package) DiskOnChip 2000 flash disk product line with new capacities now up to 576MB.

DiskOnChip 2000 is a family of modular flash disks available in standard packages. With its TrueFFS® technology, small size and solid-state operation, DiskOnChip provides a local storage solution for connected devices, embedded systems, medical applications, telecom, aviation and other applications designed for harsh environments. It is designed specifically for applications where low power and data reliability are critical, or when using a hard disk is not practical.

"As the leading supplier of flash disk solutions for the telecom and embedded systems market, it is important that we anticipate and respond to our customers' needs," said Dana Gross, executive vice president at M-Systems. "The release of our popular DiskOnChip 2000 in a 576MB capacity demonstrates our continued commitment to satisfy our customer's needs for high density storage devices. Now, with increased flash density and prices being what they are, DiskOnChip is ideal for even more applications and opportunities."

When compared to a conventional hard disk, the new 576MB DiskOnChip 2000 flash disk product resides on a remarkably small 32-pin DIP socket, occupying a much smaller space. DiskOnChip 2000 consumes much less power than a hard disk, is completely silent and it eliminates the need for cooling subsystems. In addition, with a mean time between failures (MTBF) measured in millions of hours, DiskOnChip 2000 provides superior reliability.

"The increased capacity was designed to meet the needs of telecom, embedded and other applications where small size and dependability are a must," said Yigal Ben-

Zeev, director of technical marketing for M-Systems' DiskOnChip. "The 576MB DiskOnChip 2000, which happens to be the smallest half-gigabyte flash disk available in the market, will allow for a dramatic increase in the ability of new applications to locally store all of their software and data together on one small device."

Availability

Samples are available now and mass production will begin in 2002. Please contact a M-Systems representative for further information.

About DiskOnChip Technology

DiskOnChip is a family of high-performance, single-chip flash disks available in three different form factors (32-pin DIP, 144-pin DIMM and 48-pin TSOP) and a wide range of capacities up to 576MB. This unique data storage product adds flexibility, minimizes integration efforts, reduces engineering costs and shortens time-to-market. M-Systems' DiskOnChip features high reliability, low power consumption and small size.

More than 500 standard embedded system motherboards are shipping with DiskOnChip devices or built-in DiskOnChip sockets. M-Systems' patented TrueFFS technology, supported in all major operating systems, provides DiskOnChip with full read/write disk emulation.

For more information, please see the DiskOnChip section of M-Systems' web site at http://www.m-sys.com/content/products/prodFam.asp#1.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™ and Fast Flash Disk (FFD) product families. For more information, please contact M-Systems at www.m-sys.com.

Note to editors*:* A high-resolution photo image of M-Systems' new 576MB DiskOnChip 2000 flash disk can be found on the Internet at http://www.m-sys.com/Images/highres/White/DOC2000HighProfile300.jpg.

###

050

DISKonKEY®

NEWS RELEASE

Editorial Contact for M-Systems:
Bryan Sherlock/Stacey Stucky
T&O Public Relations
bsherlock@topr.com/sstucky@topr.com
Tel: 1-949-224-4035/4057

Investor Contacts for M-Systems:
Joseph A. Mansi/Adam J. Rosen
KCSA Worldwide
jmansi@kcsa.com/arosen@kcsa.com
Tel: 1-212-896-1205/1220

FOR IMMEDIATE RELEASE

M-Systems Partners with Targus to Offer DiskOnKey Through Global Sales Channel

Popular Portable Storage Device Enters Retail Market Under Targus' "GoAnywhere" Brand Name

FREMONT, Calif., Dec. 19, 2001 - M-Systems (Nasdaq: FLSH), a leader in flash disk data storage products, today announced a partnership with Targus Group International Inc, the leading global supplier of portable solutions, to offer DiskOnKey to its sales channels. Targus is entering the emerging, portable keychain storage category by offering 32MB, 64MB and 128MB capacities of the Targus' "GoAnywhere" branded DiskOnKey. The "GoAnywhere" device will be distributed through the company's www.targus.com and www.port.com Websites, and by Targus' network of over 250 distributors in 20 countries.

"The keychain storage market is a new and exciting category that industry analysts have confirmed as having incredible potential in addition to the enormous revenue possibilities we can provide to our partners such as Targus," said Dan Harkabi, vice president of M-Systems. "Entering the global market through Targus' channels allows us to increase both sales volumes and subsequent revenue generation by expanding distribution from the OEM level to the retail channel."

"The Targus GoAnywhere device represents a unique opportunity to drive an entirely new market," said John Sargent, vice president for communications for Targus. Coupling M-Systems' engineering and product development expertise with Targus' strengths in marketing and distribution lays the foundation for a successful product introduction."

The DiskOnKey is smaller than the size of your palm and offers an onboard CPU for driverless operation connecting to a computer's universal serial bus (USB) port. The DiskOnKey has secured both USB-compliance and certification by Microsoft's Windows Hardware Quality Testing Lab (WHQL). The device contains no moving parts and has been tested under extreme conditions for reliability and durability. The unique lightweight design and ease-of-use makes the DiskOnKey an ideal floppy disk replacement enabling users to easily transfer data between their computers at home and/or work, and to their pocket, briefcase or keychain. The DiskOnKey has been honored with numerous industry accolades including CNET's Editors' Choice Award, BusinessWeek's Industrial Design Award and Mobile Computing & Communications' Mobile Innovators Award, among others.

"DiskOnKey's flash memory coupled with a simple USB interface reflects a unique marriage of convenience and practicality. We believe that keychain-based storage, although nascent, is a viable market and has the potential to become a major segment of the portable storage market," said Isaac Ro, research associate, Emerging Technologies Intelligence Group of Aberdeen Group.

Availability of M-Systems' DiskOnKey

The DiskOnKey is available in 8, 16, 32, 64 and 128MB capacities and is currently available through major partners in North America, Asia and Europe. Please visit DiskOnKey on the Internet at www.diskonkey.com for contact information.

About Targus

Targus pioneered the notebook computer carrying case, partnering with corporations, retailers and OEMs to provide the best possible protection for notebook PCs. As the leading global supplier of portable solutions, Targus continues to define and shape the market for mobile accessories. Targus has offices on every continent and distributes in over 145 countries. Targus products are available from the company's e-commerce sites, www.targus.com and www.port.com.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™, Fast Flash Disk (FFD) and Compact Flash product families. For more information, please contact M-Systems at www.m-sys.com.

Note to Editors: Images of the M-Systems' new DiskOnKey product can be found on the Internet at http://www.diskonkey.com/photos.htm.

# # #

052

M-Systems
Flash Disk Pioneers

NEWS RELEASE

Editorial Contact for M-Systems:
Christine Welch
T&O Public Relations
cwelch@topr.com
Tel: 1-949-224-4022

Investor Contacts for M-Systems:
Joseph A. Mansi / Adam J. Rosen
KCSA
jmansi@kcsa.com / arosen@kcsa.com
Tel: 1-212-896-1205 / 1220

Editorial Contact for Motorola:
Jeanne Russo
Motorola Broadband Communications Sector
jeanne.russo@motorola.com
Tel: 1-215-323-1873

For Immediate Release:

Motorola Integrates M-Systems' DiskOnChip Into New Enhanced TV Viewer

Technologies From M-Systems, Motorola and Microsoft Converge in New Wireless Product Being Introduced at Las Vegas' Consumer Electronics Show

LAS VEGAS, Nevada, Consumer Electronic Show, Jan. 7, 2002 — M-Systems (Nasdaq: FLSH), a leader in flash disk data storage products, today announced that Motorola, Inc. (NYSE: MOT) Broadband Communications Sector has selected the DiskOnChip Millennium Plus for its recently introduced Enhanced TV Viewer (EVr-8401) which Motorola will launch later this year.

The EVr-8401, a touch-screen, hand-held device that wirelessly connects to Motorola's advanced-interactive DCT5000 set-top family (which includes the DCT5000, DCT5100, and DCT5200 series) or a cable modem, represents a convergence of technologies from M-Systems, Microsoft and Motorola. Motorola's color, touch-screen viewer provides users with a second screen that enables them to access Internet content, e-mail, chat, and instant messaging from anywhere in the home with the support of M-Systems' local storage solution. M-Systems' 32MB DiskOnChip Millennium Plus flash disk stores the EVr-8401's user data, preferences and a wide variety of applications that in turn allow the advanced features such as interactive programming, Internet browsing, MP3 audio, remote control and a second screen for set-top terminals.

At a platform level, DiskOnChip Millennium Plus stores the boot code and the operating system (OS), Microsoft Windows CE .NET. Launched today at the Consumer Electronics Show, Microsoft Windows CE .NET is a robust real-time OS for rapidly building the next generation of smart mobile devices.

"Until now, consumers were restricted to certain areas of the home in order to access advanced information and entertainment," said Dwight Sakuma, director of retail for

Motorola Broadband's digital consumer gateways business. "Now, with Motorola's EVr-8401, they are free to access these services from just about anywhere in the home – without disturbing anyone else's TV-viewing experience. M-Systems' DiskOnChip's native support within Windows CE .Net, combined with its capacity, scalability and ease of integration, made it an ideal choice for the Motorola EVr-8401."

"Market demand for powerful and wireless interactive multimedia end-user experiences is growing rapidly," said Scott Horn, director of marketing for the Embedded and Appliance Platforms Group at Microsoft Corp. "The combination of the extensive wireless and multimedia support in Windows CE .NET with the innovative M-Systems DiskOnChip flash disk enables companies like Motorola to bring best-of-breed devices to market quickly and easily."

"We have worked closely with Microsoft over the past several years and are excited to be able to work with Motorola to provide a complete hardware and software solution," said Yuval Sofer, Microsoft resident and director of technical marketing M-Systems. "Windows CE .NET provides a robust, scalable and smart OS while the DiskOnChip Millennium Plus supports the advanced applications of Motorola's device."

The EVr-8401 with DiskOnChip will be on display at Microsoft's Booth #1041 and highlighted as an example of a hardware device using the Windows CE .NET platform.

About Motorola, Inc.

Motorola, Inc. (NYSE: MOT) is a global leader in providing integrated communications solutions and embedded electronic solutions. Sales in 2000 were $37.6 billion. For more information about Motorola, Inc., please visit www.motorola.com.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™ and Fast Flash Disk (FFD) product families. For more information, please contact M-Systems at www.m-sys.com.

Note to Editors: A photo image of Motorola's EVr-8401 Enhanced TV Viewer, which utilizes M-Systems' 32MB DiskOnChip Millennium Plus can be found on the Internet at http://www.m-sys.com/images/prs/EVr-8401.jpg.

###

This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties that may cause actual results to vary significantly. These risks include (but are not limited to) those related to the risk that the design win and/or purchases contemplated in this release will be delayed or cancelled, in whole or in part; that any other expected orders from this customer may not materialize; as well as the other risk factors detailed in the Company's registration statements dated March 7, 2000 and October 5, 2000, respectively, and other filings with the Securities and Exchange Commission. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.

054

M-Systems
Flash Disk Pioneers

NEWS RELEASE

Editorial Contact for M-Systems:
Christine Welch
T&O Public Relations
cwelch@topr.com
Tel: 1-949-224-4022

Investor Contacts for M-Systems:
Joseph A. Mansi / Adam J. Rosen
KCSA
jmansi@kcsa.com / arosen@kcsa.com
Tel: 1-212-896-1205 / 1220

Editorial Contact for Advantech:
Vincent Lee
som@advantech.com
Tel: 886-2-2792-7818 ext. 7386

For Immediate Release:

Advantech Incorporates M-Systems' DiskOnChip® 2000 TSOP in Its System On Module (SOM) Solutions

DiskOnChip 2000 TSOP 16MB Flash Disk Helps to Cut Cost and Risk for Embedded System Developers and Contributes to Small Size of Advantech's SOMs

TAIPEI, Taiwan, Jan. 8, 2002 — M-Systems (Nasdaq: FLSH), a leader in flash disk data storage products, today announced that Advantech Company, Ltd. (TAI: 2395.TW), Taiwan's largest producer of industrial computer products and a world leader in PC-based embedded computing solutions products, has incorporated the 16MB DiskOnChip 2000 TSOP into its System On Module (SOM) solutions.

Advantech's SOM products bridge the gap between conventional off-the-shelf single board computers and custom-made computing platforms for embedded applications. M-Systems' DiskOnChip 2000 TSOP, designed specifically for embedded applications, is being utilized for local storage of the operating system, applications and data in applications based on Advantech's SOM.

Advantech's SOM solution provides system integrators with a ready-to-use, "off the shelf" CPU platform, complete with the DiskOnChip 2000 TSOP, around which they can build their customized embedded applications. Instead of having to expend time on CPU/system chipset integration, system integrators using SOM solutions can focus their development efforts on their application's specialized solution board. Advantech's SOM solution and DiskOnChip are designed to cut development time, cost and risk.

"M-Systems' DiskOnChip 2000 TSOP aided us in making our SOM solution ideal for all embedded applications," said K.C. Liu, CEO & chairman of Advantech. "Its extremely small footprint aided us in keeping our SOM solution compact and ideally suited for small products. Support for DiskOnChip 2000 TSOP within all major operating systems provides flexibility and ease-of-integration to us and ODMs [Original Design Manufacturers], thereby contributing to a quick time-to-market."

"Advantech's System On Module solutions with our DiskOnChip provide embedded product designers many excellent advantages," said Barry Doong, president of M-Systems Asia. "Flexibility. Cost-savings. Small size. Performance. These are just a few items on the list. It is a pleasure for us to be involved with Advantech again in providing these benefits to embedded system developers."

About M-Systems' DiskOnChip 2000 TSOP

More information about the DiskOnChip 2000 TSOP (Thin Small Outline Package) can be found on the Internet at http://www.m-sys.com/content/products/product.asp?PID=2&FILE=doc2k&FAM=doc.

About Advantech

Advantech is amongst the world's largest suppliers of industrial PCs and manufactures PC platforms for communications, industrial automation and embedded computing. Founded in 1983 as a turnkey system integrator, today Advantech employs over 1200 people worldwide and offers more than 400 PC/Web-based products. Corporate headquarters are located in Taipei, Taiwan. Branch offices and manufacturing facilities are established around the globe, with distributors in more than 80 countries. For more information, please visit the Advantech web site at www.advantech.com.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™ and Fast Flash Disk (FFD) product families. For more information, please contact M-Systems at www.m-sys.com.

Note to Editors: A high-resolution photo image of Advantech's System on Module (SOM) product with M-Systems' 16MB DiskOnChip® 2000 TSOP flash disk can be found on the Internet at http://www.m-sys.com/images/prs/Advantech.jpg.

###

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties that may cause actual results to vary significantly. These risks include market and competitive factors, and other risks described in the Company's registration statement dated March 7, 2000 and other periodic reports filed with the Securities and Exchange Commission. The Company assumes no obligation to update the information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.

056

M-Systems
Flash Disk Pioneers

NEWS RELEASE

Editorial Contact for M-Systems:
Christine Welch
T&O Public Relations
cwelch@topr.com
Tel: 1-949-224-4022

Investor Contacts for M-Systems:
Joseph A. Mansi / Adam J. Rosen
KCSA
jmansi@kcsa.com / arosen@kcsa.com
Tel: 1-212-896-1205 / 1220

Editorial Contact for Atrica:
Einat Milshtein
Einat_milshtein@atrica.com
Tel: 972-9-970-7280

For Immediate Release:

Atrica Selects M-Systems' DiskOnChip® for Optical Ethernet Metro Core Switch

KFAR SABA, Israel, Jan. 14, 2002 — M-Systems (Nasdaq: FLSH), a leader in flash disk data storage products, today announced that Atrica Inc., a leader in the Metro networking market, has selected DiskOnChip as the flash disk for its A-8000 Series Optical Ethernet Metro Core Switches.

M-Systems' 64MB DiskOnChip DIMM2000 (dual in-line memory module) will be used in Atrica's flagship product, the A-8800 Optical Ethernet Metro Core Switch, to store the VxWorks operating system and configuration tables. The A-8800 integrates the highest capacity Ethernet and optical switching capabilities, giving service providers the speed and capacity required for next-generation Metro networks. In conjunction with the other components of Atrica's complete Optical Ethernet System, the A-8800 combines the carrier-class features of existing SONET technology with the low price points associated with enterprise Ethernet. This combination helps carriers to deliver new Optical Ethernet services and, simultaneously, achieve greater profitability.

"M-Systems was the natural choice to provide the local storage for the A-8800," said Zvika Bronstein, vice president of engineering for Atrica. "M-Systems' DiskOnChip flash disk provides unmatched reliability, cost structure and ease of integration, all of which help shorten our time to market."

"Atrica is highly skilled in designing Metro networking equipment. The partnership between us is natural with their mission of reliability, performance and value," said Dana Gross, executive vice president at M-Systems. "Our flash disk products provide the reliability and cost structure that are critical to this industry, and both will help Atrica to provide some of the best solutions available in the market."

About Atrica

Atrica's mission is to deliver the most cost-effective, high-performance Optical Ethernet platforms to forward-thinking service providers who are building next-generation Metro networks today. Atrica is a privately-held company based in Santa Clara, California, with R&D facilities in Israel and business development and sales offices throughout Europe and Asia Pacific. The company received seed funding from 3Com Corporation, first round financing from prominent Silicon Valley venture funds Accel Partners and Benchmark Capital, and second round financing from five leading global service providers. For more information, please visit Atrica on the Web at www.atrica.com.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™ and Fast Flash Disk (FFD) product families. For more information, please contact M-Systems at www.m-sys.com.

Note to Editors: A photo image of Atrica's A-8800 Optical Ethernet Metro Core Switch with M-Systems' DiskOnChip can be found on the Internet at www.m-sys.com/images/prs/atrica.jpg.

###

058

M-Systems
Flash Disk Pioneers

NEWS RELEASE

Editorial Contact for M-Systems:
Christine Welch
T&O Public Relations
cwelch@topr.com
Tel: 1-949-224-4022

Investor Contacts for M-Systems:
Joseph A. Mansi / Adam J. Rosen
KCSA
jmansi@kcsa.com / arosen@kcsa.com
Tel: 1-212-896-1205 / 1220

Editorial Contact for Spezial-Electronic:
Frank Bruns
frank_bruns@spezial.de
Tel: +49 (0) 5722/ 203-125

For Immediate Release:

Spezial-Electronic Now Distributing M-Systems Flash Disk Products Throughout Germany and Eastern Europe

New Distribution Partnership Will Augment Marketing of M-Systems Products to Automotive, Military and Other Industries in Europe

KFAR SABA, Israel, Jan. 16, 2002 — M-Systems (Nasdaq: FLSH), a leader in flash disk data storage products, today announced that Spezial-Electronic AG, a privately-held company headquartered in Buckeburg, Germany, will offer M-Systems products throughout Germany, Russia, Poland and the Czech Republic.

Spezial-Electronic, the main German and European distributor for Maxim/Dallas' integrated products and semiconductors, is active in automotive, military and other industries within the region.

"M-Systems' flash disk products will complement our current product portfolio very well," said Christopher Wuttke, president of Spezial-Electronic. "Now, we can offer the leading flash disk solution to all of our customers throughout Germany and Eastern Europe."

"Our new partnership with Spezial Electronic will augment our existing distribution arrangements in Germany and will strengthen our position in Eastern Europe," said Francois Kaplan, M-Systems Europe General Manager. "With over ten thousand customers in Germany alone, Spezial-Electronics has an impressive client base."

About Spezial-Electronic

SE Spezial-Electronic AG (SE), established in 1970, is a well-established special distributor of high-end components in Germany and Eastern Europe.

Having offices in Bückeburg, Ellwangen, Berlin, Slubice, Warsaw, Prague, St. Petersburg and Moscow, SE is close to the customer and able to quickly fulfill shipments as well as requests for application assistance. SE's philosophy is "Every FSE has to be an engineer, so we can aid application creation."

SE Spezial-Electronic's turnover in 2001 was 32.5 M € in all territories. More information about Spezial-Electronic is available on the Internet at www.spezial.de.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™ and Fast Flash Disk (FFD) product families. For more information, please contact M-Systems at www.m-sys.com.

Note to Editors: A high-resolution photo image of M-Systems products can be found on the Internet at http://www.m-sys.com/content/news/photos.asp.

###

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties that may cause actual results to vary significantly. These risks include market and competitive factors, and other risks described in the Company's registration statement dated March 7, 2000 and other periodic reports filed with the Securities and Exchange Commission. The Company assumes no obligation to update the information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.

M-Systems
Flash Disk Pioneers

M-Systems Contact:
Ronit Maor
CFO
972-9-764-5002
ronitm@m-sys.com

Investor Relations Contacts:
Adam J. Rosen / Lee Roth
KCSA
212-682-6300
arosen@kcsa.com / lroth@kcsa.com

FOR IMMEDIATE RELEASE

M-SYSTEMS REPORTS FOURTH QUARTER AND YEAR-END 2001 RESULTS

4Q01 Revenues $10.3 Million; 2001 Revenues $44.7 Million

KFAR-SABA, Israel, January 28, 2002 - M-Systems (Nasdaq: FLSH) today announced fourth quarter and year-end results for the period ended December 31, 2001.

For the quarter ended December 31, 2001, revenues were $10.3 million, compared to $9.8 million in the previous quarter and compared to revenues of $29.4 million in the fourth quarter of 2000. The Company reported a net loss for the quarter ended December 31, 2001 of $2.4 million, or $(0.09) per share, compared to a net loss of $2.7 million, or $(0.10) per share, in the previous quarter. This compares to net profit of $4.0 million, or $0.14 per share (fully diluted), for the fourth quarter of 2000. Gross margins remained 34 percent as in the previous quarter and up from 31 percent in the fourth quarter of 2000.

For the year ended December 31, 2001, revenues were $44.7 million, compared to revenues of $92.6 million in the corresponding period of 2000. On a pro forma basis, the Company reported a net loss of $10.4 million, or $(0.39) per share, for the year ended December 31, 2001, which excludes an inventory charge of $30.2 million, and a capital loss of $1.2 million. This compares to pro forma net profit of $12.5 million, or $0.45 per share (fully diluted), for the year ended December 31, 2000, which excludes acquired in-process research and development of $6.2 million.

Including the inventory charge and the capital loss, the net loss was $41.8 million, or $(1.56) per share, for the year ended December 31, 2001. Pro forma gross margins for the year ended December 31, 2001 increased to 32 percent from 31 percent in 2000.

Dov Moran, president of M-Systems, said, "The results of this quarter continue to reflect an improvement in our business. While we hope that this is indicative of the beginning of a turn-around in the economy generally and in our target markets specifically, we also believe that our progress is at least in part attributable to the Company's decision to focus intensely on finding new and creative ways to expand our business and product offerings and to pursue new markets and marketing channels.

"I am particularly pleased with the wonderful feedback we are getting from the cell phone market regarding our recently-released Mobile DiskOnChip. The DiskOnChip appears to be the ideal solution for this huge market, providing the reliability, performance, low power consumption, ease of integration, scalability, size and cost structure that this market requires. The cell phone market is undergoing a major change, which we believe is independent of the economic situation and is happening prior to and irrespective of a transition to third generation (3G) technology. We believe that, in the coming years, a significant portion of the cell phones on the market will require high-capacity flash data storage so as to enable features such as MP3 players, loading games, sending and receiving email, etc. Together with our partners - Toshiba, AMD and others - we intend to become a major player in this market to which our technology is so well suited.

"We are pleased as well with the continued progress of our DiskOnKey product line, as reflected in the expanded marketing channels and improved positioning of the DiskOnKey. I am particularly pleased with the advances being made to the product on an ongoing basis by our devoted DiskOnKey development team. During 2002, we expect to see DiskOnKey revenues generated from additional sources and channels, and also from and due to the release of new DiskOnKey form factors with additional functionality and features."

Mr. Moran concluded, "To be sure, the year 2001 was a difficult one on nearly every front. However, we believe that the strategic decisions we have made this past year will truly begin to bear fruit in 2002. I am optimistic that we are strongly positioned for a return to significant growth."

Mr. Moran will discuss the Company's financial results and other matters discussed herein in a group conference call at 11:00 a.m. U.S. EST, today, January 28, 2002. Those who wish to participate may call (973) 633-6740. There will be a replay available beginning 1 p.m. EST, January 28, 2002, until 11:59 p.m., January 30, 2002. Please call (973) 341-3080, PIN #3047019. The Company invites you to listen to the call live over the web by going to the following site: http://www.kcsa.com.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™ and Fast Flash Disk (FFD) product families. For more information, please contact M-Systems at www.m-sys.com.

###

NOTE: This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to, risks related to: the effect of global economic conditions in general and conditions in the Company's industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company's and its customers' inventory levels; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company's and its customers' products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company's and its customers' products; and other risk factors detailed in the Company's most recent annual report, its prospectuses dated March 7, 2000 and October 5, 2000, respectively, and other filings with the Securities and Exchange Commission. The Company assumes no obligation to update the Information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.

You may register to receive M-Systems' future press releases or to download a complete Digital Investor Kit™ including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit™" icon at www.kcsa.com.

(Tables to Follow)

M-SYSTEMS FLASH DISK PIONEERS LTD.
PRO-FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
EXCLUDING ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT FOR THE YEAR ENDED DECEMBER 31, 2000, INVENTORY REDUCTION AND CAPITAL LOSS FOR THE YEAR ENDED DECEMBER 31, 2001

U.S. dollars in thousands, except share and per share data

	Three months ended December 31,		Year ended December 31,	
	2001	2000	2001	2000
	Unaudited		Audited	
Revenues	$ 10,319	$ 29,390	$ 44,678	$ 92,589
Cost of revenues	6,831	20,233	30,356	64,281
Gross profit	3,488	9,157	14,322	28,308
Operating expenses:				
Research and development, net	3,149	2,911	13,290	7,364
Sales and marketing	2,645	3,184	12,122	11,535
General and administrative	934	797	3,913	2,809
Total operating expenses	6,728	6,892	29,325	21,708
Operating income (loss)	(3,240)	2,265	(15,003)	6,600
Financial income, net	796	1,720	4,628	5,875
Income (loss) before minority interest in losses of a subsidiary	(2,444)	3,985	(10,375)	12,475
Minority interest in losses of a subsidiary	-		-	19
Net income (loss)	$ (2,444)	$ 3,985	$ (10,375)	$ 12,494
Basic net earnings (loss) per share	$ (0.09)	$ 0.15	$ (0.39)	$ 0.49
Diluted net earnings (loss) per share	$ (0.09)	$ 0.14	$ (0.39)	$ 0.45
Weighted average number of shares used in computing basic net earnings (loss) per share	26,813,613	26,565,622	26,715,683	25,368,286
Weighted average number of shares used in computing diluted net earnings (loss) per share	26,813,613	28,878,404	26,715,683	28,040,611

(Additional Tables to Follow)

M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended December 31,		Year ended December 31,	
	2001	2000	2001	2000
	Unaudited		Audited	
Revenues	$ 10,319	$ 29,390	$ 44,678	$ 92,589
Cost of revenues	6,831	20,233	60,573	64,281
Gross profit (loss)	3,488	9,157	(15,895)	28,308
Operating expenses:				
Research and development, net	3,149	2,911	13,290	7,364
Sales and marketing	2,645	3,184	12,122	11,535
General and administrative	934	797	3,913	2,809
Acquired in-process research and development	-	-	-	6,215
Total operating expenses	6,728	6,892	29,325	27,923
Operating income (loss)	(3,240)	2,265	(45,220)	385
Capital loss	-	-	(1,193)	-
Financial income, net	796	1,720	4,628	5,875
Income (loss) before minority interest in losses of a subsidiary	(2,444)	3,985	(41,785)	6,260
Minority interest in losses of a subsidiary	-	-	-	19
Net income (loss)	$ (2,444)	$ 3,985	$ (41,785)	$ 6,279
Basic net earnings (loss) per share	$ (0.09)	$ 0.15	$ (1.56)	$ 0.25
Diluted net earnings (loss) per share	$ (0.09)	$ 0.14	$ (1.56)	$ 0.22
Weighted average number of shares used in computing basic net earnings (loss) per share	26,813,613	26,565,622	26,715,683	25,368,286
Weighted average number of shares used in computing diluted net earnings (loss) per share	26,813,613	28,878,404	26,715,683	28,040,611

(Additional Table to Follow)

M-SYSTEMS REPORTS/6

M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2001	December 31, 2000
	Audited	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 75,914	$ 70,657
Short-term bank deposits	-	46,926
Marketable securities	21,322	2,893
Trade receivables	5,125	7,156
Other accounts receivable and prepaid expenses	1,008	1,470
Inventories	11,631	37,538
Total current assets	115,000	166,640
LONG-TERM INVESTMENTS:		
Severance pay funds	1,338	1,010
Long-term investment	10,391	11,304
Total long-term investments	11,729	12,314
PROPERTY AND EQUIPMENT, NET	17,206	4,322
OTHER ASSETS, NET	1,516	1,975
Total assets	145,451	$ 185,251
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade payables	2,796	$ 3,176
Deferred revenues	2,919	1,164
Other accounts payable and accrued expenses	4,836	6,606
Total current liabilities	10,551	10,946
ACCRUED SEVERANCE PAY	1,849	1,506
SHAREHOLDERS' EQUITY:		
Share capital	8	8
Additional paid-in capital	184,648	182,618
Accumulated other comprehensive	-	(7)
Accumulated deficit	(51,605)	(9,820)
Total shareholders' equity	133,051	172,799
Total liabilities and shareholders' equity	145,451	$ 185,251

066

M-Systems
Flash Disk Pioneers

NEWS RELEASE

Editorial Contact for M-Systems:
Christine Welch
T&O Public Relations
cwelch@topr.com
Tel: 1-949-224-4022

Investor Contacts for M-Systems:
Joseph A. Mansi / Adam J. Rosen
KCSA
jmansi@kcsa.com / arosen@kcsa.com
Tel: 1-212-896-1205 / 1220

Data Protection and Security-Enabling Features Now Available on the Industry's Thinnest 128MB Flash Disk, The New DiskOnChip® DIMM Plus

Now, Even the Thinnest of Connected Devices and Embedded Systems Can Contain M-Systems' Latest Flash Disk Technology

KFAR SABA, Israel, Jan. 30, 2002 — M-Systems (Nasdaq: FLSH), a leader in flash disk data storage products, today announced the release of the DiskOnChip DIMM Plus Flash Disk, a new member of the modular DiskOnChip family. This new product provides up to 128 megabytes of storage capacity and advanced data protection and security-enabling features in a package less than 4mm thick – thinner than any 128 megabyte storage device in the industry.

Like the DiskOnChip DIMM2000 flash disk released by M-Systems in June of 2000, DiskOnChip DIMM Plus is contained within a 144-pin SODIMM (Small Outline Dual In-line Memory Module) package, which allows it to be placed inexpensively within applications that require local storage with a low profile. Unlike its modular predecessor, DiskOnChip DIMM Plus contains the data protection and security-enabling features found in the DiskOnChip Millennium Plus flash disk released by M-Systems in May of 2001.

Compared to M-Systems' previously released DIP (Dual In-line Package) and DIMM modular flash disk products, DiskOnChip DIMM Plus offers increased performance. Thanks to a true, internal and external, 16-bit bus interface architecture and silicon based on the advanced 0.16 micron process, the DiskOnChip DIMM Plus is capable of sustained read rates of 3MB per second and sustained write rates of 1.5MB per second. A burst read/write rate of 20MB per second is also attainable.

Boot capability is another new feature to the DiskOnChip DIMM Plus. Included within this new flash disk from M-Systems is a 1KB programmable boot block with execute in place (XIP) capability designed to efficiently replace boot ROM. With this feature, DiskOnChip DIMM Plus can perform platform initialization or operating system (OS) boot functions, negating the requirement for a separate device on the board dedicated to these functions.

"In order to develop the DiskOnChip DIMM Plus, we combined the best features of two of our existing products, the DiskOnChip DIMM2000 and the DiskOnChip Millennium Plus," said Yigal Ben-Zeev, M-Systems' product manager for DiskOnChip. "The combination of modularity, protection, high performance adds to the benefit of overall cost reduction derived by integrating the boot code into the DiskOnChip. Additionally, this boot capability, along with the other features, helps DiskOnChip DIMM Plus to deliver a very attractive all-in-one non-volatile solution to embedded systems such as thin clients, automotive computers and electronic medical products."

Availability

The DiskOnChip DIMM Plus is available in capacities of 32, 64, 96 and 128MB. Engineering samples are available now and mass production is slated for mid-February. Please contact your M-Systems representative for more information.

About M-Systems' DiskOnChip Flash Disk Products

More information regarding M-Systems' DiskOnChip family of flash disk products can be found on the Internet at http://www.m-sys.com/content/products/prodFam.asp#1.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey™ and Fast Flash Disk (FFD) product families. For more information, please contact M-Systems at www.m-sys.com.

Note to Editors: A photo image of M-Systems' DiskOnChip DIMM Plus flash disk product can be found on the Internet at http://www.m-sys.com/images/prs/DiskOnChipDimmPlus.jpg.

###

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties that may cause actual results to vary significantly. These risks include market and competitive factors, and other risks described in the Company's registration statement dated March 7, 2000 and other periodic reports filed with the Securities and Exchange Commission. The Company assumes no obligation to update the information in this release. Reference to the Company's website above does not constitute incorporation of any of the information thereon into this press release.